Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2008 excerpted from pages 90-155 of CIBC’s 2008 Annual Accountability Report including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2008 and 2007 and for each of the years in the three year period ended October 31, 2008 and internal control over financial reporting as of October 31, 2008

Consolidated Financial Statements

Contents

91	Financial Reporting Responsibility

92	Independent Auditors’ Reports to Shareholders

94	Consolidated Balance Sheet

95	Consolidated Statement of Operations

96	Consolidated Statement of Changes in Shareholders’ Equity

97	Consolidated Statement of Comprehensive Income

98	Consolidated Statement of Cash Flows

99	Notes to the Consolidated Financial Statements

99	Note 1	—	Summary of Significant Accounting Policies

107	Note 2	—	Fair Value of Financial Instruments

111	Note 3	—	Significant Disposition and Acquisition

113	Note 4	—	Securities

116	Note 5	—	Loans

117	Note 6	—	Securitizations and Variable Interest Entities

120	Note 7	—	Land, Buildings and Equipment

120	Note 8	—	Goodwill and Other Intangible Assets

121	Note 9	—	Other Assets

122	Note 10	—	Deposits

122	Note 11	—	Other Liabilities

122	Note 12	—	Trading Activities

123	Note 13	—	Financial Instruments Designated at Fair Value

125	Note 14	—	Derivative Instruments

128	Note 15	—	Designated Accounting Hedges

128	Note 16	—	Subordinated Indebtedness

129	Note 17	—	Preferred Share Liabilities and Share Capital

132	Note 18	—	Accumulated Other Comprehensive Income

132	Note 19	—	Interest Rate Sensitivity

134	Note 20	—	Stock-based Compensation

135	Note 21	—	Employee Future Benefits

139	Note 22	—	Income Taxes

141	Note 23	—	Earnings per Share

141	Note 24	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

145	Note 25	—	Concentration of Credit Risk

145	Note 26	—	Related-party Transactions

146	Note 27	—	Segmented and Geographic Information

148	Note 28	—	Financial Instruments – Disclosures

149	Note 29	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

155	Note 30	—	Future Canadian Accounting Policy Changes

90	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI), Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 4, 2008

CIBC Annual Accountability Report 2008	91

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, CIBC adopted in 2008 the requirements of the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and the reclassification of financial assets amendments to CIBC handbook section 3855 “Financial Instruments — Recognition and Measurement” and in 2007, CICA handbook sections 3855, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 4, 2008 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2008

92	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC’s) internal control over financial reporting as at October 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2008 and 2007 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2008 and our report dated December 4, 2008 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2008

CIBC Annual Accountability Report 2008	93

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2008	2007

ASSETS
Cash and non-interest-bearing deposits with banks	$1,558	$1,457

Interest-bearing deposits with banks	7,401	12,290

Securities (Note 4)
Trading (Note 12)	37,244	58,779
Available-for-sale (AFS)	13,302	17,430
Designated at fair value (FVO) (Note 13)	21,861	10,291
Held-to-maturity (HTM)	6,764	—

	79,171	86,500

Securities borrowed or purchased under resale agreements	35,596	34,020

Loans (Note 5)
Residential mortgages	90,695	91,664
Personal	32,124	29,213
Credit card	10,829	9,121
Business and government (Note 13)	39,273	34,099
Allowance for credit losses	(1,446)	(1,443)

	171,475	162,654

Other
Derivative instruments (Note 14)	28,644	24,075
Customers’ liability under acceptances	8,848	8,024
Land, buildings and equipment (Note 7)	2,008	1,978
Goodwill (Note 8)	2,100	1,847
Other intangible assets (Note 8)	427	406
Other assets (Note 9)	16,702	8,927

	58,729	45,257

	$353,930	$342,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$99,477	$91,772
Business and government (Note 13)	117,772	125,878
Bank	15,703	14,022

	232,952	231,672

Other
Derivative instruments (Note 14)	32,742	26,688
Acceptances	8,848	8,249
Obligations related to securities sold short (Notes 12 and 13)	6,924	13,137
Obligations related to securities lent or sold under repurchase agreements	38,023	28,944
Other liabilities (Note 11)	13,167	13,728

	99,704	90,746

Subordinated indebtedness (Note 16)	6,658	5,526

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	185	145

Shareholders’ equity
Preferred shares (Note 17)	2,631	2,331
Common shares (Note 17)	6,062	3,133
Treasury shares (Note 17)	1	4
Contributed surplus	96	96
Retained earnings	5,483	9,017
Accumulated other comprehensive income (AOCI) (Note 18)	(442)	(1,092)

	13,831	13,489

	$353,930	$342,178

The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

94	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2008	2007	2006

Interest income
Loans		$9,308	$9,738	$8,526
Securities borrowed or purchased under resale agreements		1,535	2,131	1,568
Securities		2,682	3,105	2,745
Deposits with banks		638	807	430

		14,163	15,781	13,269

Interest expense
Deposits		6,853	8,050	6,105
Other liabilities		1,801	2,838	2,398
Subordinated indebtedness		271	304	300
Preferred share liabilities (Note 17)		31	31	31

		8,956	11,223	8,834

Net interest income		5,207	4,558	4,435

Non-interest income
Underwriting and advisory fees		411	745	619
Deposit and payment fees		776	791	778
Credit fees		237	287	334
Card fees		306	270	251
Investment management and custodial fees		525	535	479
Mutual fund fees		814	872	799
Insurance fees, net of claims		248	234	224
Commissions on securities transactions		565	875	869
Trading revenue (Note 12)		(6,821)	328	1,129
AFS/investment securities (losses) gains, net (Note 4)		(40)	521	71
FVO revenue (Note 13)		(249)	156	n/a
Income from securitized assets		585	489	484
Foreign exchange other than trading		437	390	300
Other		713	1,015	579

		(1,493)	7,508	6,916

Total revenue		3,714	12,066	11,351

Provision for credit losses (Note 5)		773	603	548

Non-interest expenses
Employee compensation and benefits		3,917	4,392	4,288
Occupancy costs		610	602	562
Computer and office equipment		1,095	1,104	1,111
Communications		284	317	297
Advertising and business development		217	246	222
Professional fees		230	178	163
Business and capital taxes		118	137	135
Other		730	636	710

		7,201	7,612	7,488

(Loss) income before income taxes and non-controlling interests		(4,260)	3,851	3,315
Income tax (benefit) expense (Note 22)		(2,218)	524	640

		(2,042)	3,327	2,675
Non-controlling interests		18	31	29

Net (loss) income		$(2,060)	$3,296	$2,646

Earnings per share (in dollars) (Note 23)	— Basic	$(5.89)	$9.30	$7.50
	— Diluted	$(5.89)	$9.21	$7.43
Dividends per common share (in dollars) (Note 17)		$3.48	$3.11	$2.76

n/a	Not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530, 3251 and 3861. These sections were adopted on a prospective basis with no restatement of prior year information, apart from foreign currency translation adjustments, which were reclassified to AOCI for prior years. See Note 1 for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2008	95

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2008	2007	2006	2008		2007		2006

Preferred shares (Note 17)
Balance at beginning of year				$2,331		$2,381		$2,381
Issue of preferred shares				300		750		—
Redemption of preferred shares				—		(800)		—

Balance at end of year				$2,631		$2,331		$2,381

Common shares (Note 17)
Balance at beginning of year	334,956,954	336,276,806	334,014,638	$3,133		$3,064		$2,952
Issue of common shares	45,841,264	1,753,648	2,262,168	2,963		98		112
Issuance costs, net of related income taxes	—	—	—	(34)		—		—
Purchase of common shares for cancellation	—	(3,073,500)	—	—		(29)		—

Balance at end of year	380,798,218	334,956,954	336,276,806	$6,062		$3,133		$3,064

Treasury shares (Note 17)
Balance at beginning of year	31,625	(300,159)	(7,012)	$4		$(19)		$—
Purchases	(136,208,844)	(62,971,050)	(44,923,755)	(9,076)		(6,070)		(3,429)
Sales	136,183,830	63,302,834	44,630,608	9,073		6,093		3,410

Balance at end of year	6,611	31,625	(300,159)	$1		$4		$(19)

Contributed surplus
Balance at beginning of year				$96		$70		$58
Stock option expense				9		4		6
Stock options exercised				(1)		(8)		(9)
Net (discount) premium on treasury shares and other				(8)		30		15

Balance at end of year				$96		$96		$70

Retained earnings
Balance at beginning of year, as previously reported				$9,017		$7,268		$5,667
Adjustment for change in accounting policies				(66	)(1)	(50	)(2)	—

Balance at beginning of year, as restated				8,951		7,218		5,667
Net (loss) income				(2,060)		3,296		2,646
Dividends (Note 17)				(1,404)		(1,183)		(1,056)
Premium on redemption of preferred shares classified as equity				—		(32)		—
Premium on purchase of common shares for cancellation				—		(277)		—
Other				(4)		(5)		11

Balance at end of year				$5,483		$9,017		$7,268

AOCI, net of tax (Note 18)
Balance at beginning of year				$(1,092)		$(442)		$(327)
Adjustment for change in accounting policies				—		123	(3)	—
Other comprehensive income (loss) (OCI)				650		(773)		(115)

Balance at end of year				$(442)		$(1,092)		$(442)

Retained earnings and AOCI				$5,041		$7,925		$6,826

Shareholders’ equity at end of year				$13,831		$13,489		$12,322

(1)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 1530, 3251, 3855 and 3865. See Note 1 for additional details.

(3)	Represents the net foreign currency translation adjustments which were reclassified to AOCI in accordance with the CICA handbook section 3251 in 2007.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

96	CIBC Annual Accountability Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2008	2007	2006

Net (loss) income	$(2,060)	$3,296	$2,646

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	2,947	(2,924)	(676)
Net (losses) gains on hedges of foreign currency translation adjustments	(2,217)	2,279	561

	730	(645)	(115)

Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(41)	42	n/a
Transfer of net losses (gains) to net income	5	(79)	n/a

	(36)	(37)	n/a

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(12)	(133)	n/a
Net (gains) losses on derivatives designated as cash flow hedges transferred to net income	(32)	42	n/a

	(44)	(91)	n/a

Total OCI(1)	650	(773)	(115)

Comprehensive (loss) income	$(1,410)	$2,523	$2,531

(1)	Includes non-controlling interest of $6 million (2007: $1 million; 2006: nil).

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2008	2007	2006

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(44)	$6	$9
Changes on hedges of foreign currency translation adjustments	1,013	(1,123)	(277)
Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(25)	(30)	n/a
Transfer of net losses (gains) to net income	(37)	39	n/a
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	7	71	n/a

Changes on derivatives designated as cash flow hedges transferred to net income	16	(22)	n/a

	$930	$(1,059)	$(268)

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2008	97

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2008	2007	2006

Cash flows provided by (used in) operating activities
Net (loss) income	$(2,060)	$3,296	$2,646
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	773	603	548
Amortization of buildings, furniture, equipment and leasehold improvements	203	214	206
Amortization of other intangible assets	42	39	29
Stock-based compensation	(21)	20	30
Future income taxes	(1,547)	346	356
AFS/investment securities losses (gains), net	40	(521)	(71)
Losses on disposal of land, buildings and equipment	—	1	—
Other non-cash items, net	250	—	—
Changes in operating assets and liabilities
Accrued interest receivable	232	(88)	(203)
Accrued interest payable	(299)	(311)	542
Amounts receivable on derivative contracts	(4,297)	(6,774)	3,187
Amounts payable on derivative contracts	5,081	9,147	(2,798)
Net change in trading securities	13,658 (1)	5,096	(8,909)
Net change in FVO securities	(11,570)	(3,951)	n/a
Net change in other FVO assets and liabilities	7,034	(811)	n/a
Current income taxes	(1,780)	(963)	181
Other, net	(5,305)	(777)	(2,714)

	434	4,566	(6,970)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(4,530)	16,243	10,157
Obligations related to securities sold short	(5,785)	(1,187)	(1,095)
Net obligations related to securities lent or sold under repurchase agreements	9,079	(1,489)	16,108
Issue of subordinated indebtedness	1,150	347	1,300
Redemption/repurchase of subordinated indebtedness	(339)	(537)	(770)
Issue of preferred shares	300	750	—
Redemption of preferred shares	—	(832)	—
Issue of common shares, net of issue costs	2,929	98	112
Purchase of common shares for cancellation	—	(306)	—
Net proceeds from treasury shares (purchased) sold	(3)	23	(19)
Dividends	(1,404)	(1,183)	(1,056)
Other, net	707	(226)	489

	2,104	11,701	25,226

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	4,889	970	6
Loans, net of repayments	(22,027)	(15,304)	(12,933)
Proceeds from securitizations	11,328	7,309	8,549
Purchase of AFS/investment securities	(18,847)	(11,038)	(15,593)
Proceeds from sale of AFS/investment securities	15,764	7,526	6,095
Proceeds from maturity of AFS/investment securities	8,109	4,354	2,744
Net securities borrowed or purchased under resale agreements	(1,576)	(8,588)	(6,918)
Net cash used in acquisition(2)	—	(1,040)	(75)
Purchase of land, buildings and equipment	(149)	(247)	(110)
Proceeds from disposal of land, buildings and equipment	2	1	8

	(2,507)	(16,057)	(18,227)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	70	(70)	(22)

Net increase in cash and non-interest-bearing deposits with banks during year	101	140	7
Cash and non-interest-bearing deposits with banks at beginning of year	1,457	1,317	1,310

Cash and non-interest-bearing deposits with banks at end of year	$1,558	$1,457	$1,317

Cash interest paid	$9,255	$11,534	$8,292
Cash income taxes paid	$1,110	$1,140	$103

(1)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities as noted in Note 4.

(2)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	Not applicable. See the “Consolidated Statement of Operations” for additional details.
The accompanying notes and shaded sections in “MD&A — Management of risk” are an integral part of these consolidated financial statements.

98	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries, prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and other comprehensive income (OCI) arising from differences between Canadian and U.S. GAAP is provided in Note 29.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of all subsidiaries and variable interest entities (VIEs) for which we are considered to be the primary beneficiary. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. Inter-company balances and transactions are eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in “Other assets”. Our share of earnings from these investments is included in “Non-interest income — other”. Investments over which we exercise joint control are accounted for using the proportionate consolidation method.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, and accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the dates of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in “Foreign currency translation adjustments”, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in accumulated other comprehensive income (AOCI) are recognized into income when there is a reduction in the net investment in a foreign operation.
Classification and measurement of financial assets and liabilities
Commencing November 1, 2006, all financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. Consequently, the investment securities classification previously used is no longer applicable under the new standards. We had not designated any financial assets as HTM on November 1, 2006. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent and ability with respect to a particular non-derivative financial asset. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied, in which case they are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities and are measured at estimated fair value as at the balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as “Trading revenue”. Dividends and interest earned and interest incurred are included in “Interest income” and “Interest expense”, respectively.
Securities
AFS securities
Commencing November 1, 2006, all financial instruments previously classified as investment securities were designated as AFS securities. AFS securities also include investments in limited partnerships which were included in “Other assets” prior to November 1, 2006.
     Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value with unrealized gains and losses being reported in AOCI until sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and

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Notes to the Consolidated Financial Statements
losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “AFS securities gains, net”. Dividends and interest income from these securities are included in “Interest income”.
Investment securities
Prior to November 1, 2006, equity securities were stated at cost and debt securities at amortized cost. The exception was mortgage-backed securities, created by the securitization of residential mortgages, which were stated at fair value with changes in fair value recognized in “Non-interest income — other”.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value were included in “Investment securities gains, net”. Dividends and interest income, including the amortization of premiums and discounts on debt securities were included in “Interest income”. Realized and unrealized gains on securities used in hedging activities were included in earnings in the same period as the earnings from the items hedged.
     Commencing November 1, 2006, the investment securities classification is no longer available.
HTM securities
HTM securities are financial assets with fixed or determinable payments and fixed maturities that an entity has the positive intent and ability to hold to maturity. HTM securities are initially reported at cost and subsequently carried at amortized cost using the effective interest rate method, less any other-than-temporary impairment (OTTI) losses. At the time that an OTTI of HTM securities occurs, it is recognized in earnings.
Designated at fair value financial instruments (FVO)
Commencing November 1, 2006, FVO financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial assets and liabilities are included in “FVO revenue”. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in “Interest income” and “Interest expense”, respectively.
Date of recognition of securities
We account for all securities using settlement date accounting.
Loans and receivables
Both prior and subsequent to November 1, 2006, loans and receivables are recorded at amortized cost net of allowance for credit losses. Except for impaired loans and receivables, interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” below for details on our impairment methodology.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest rate method. Prior to November 1, 2006, transaction costs associated with certain financial liabilities were expensed as incurred.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS and HTM debt securities is recognized in “Interest income” and “Interest expense” using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shortened period, to the net carrying amount of the financial asset or liability.
     Prior to November 1, 2006, transaction costs in excess of deferred fees related to originating or acquiring a loan were recognized within “Other assets” and amortized to interest income over the term of the loan. Subsequent to November 1, 2006, the excess deferred amount is instead classified with the associated loan as part of its amortized cost.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in “Interest expense — other liabilities”.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in “Interest income — securities borrowed or purchased under resale agreements” and “Interest expense — other liabilities”, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually

100	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Allowance on undrawn credit liabilities and letters of credit is included in “Other liabilities”.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal and credit card loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
Other-than-temporary impairment for AFS and HTM securities
We conduct a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. For both AFS and HTM securities, factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost, financial condition and near-term prospects of the issuer, and the likelihood for recovery. For AFS securities, in assessing OTTI, we additionally consider our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in “Income from securitized assets”. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, forward yield curves, discount rates, and other factors that influence the value of retained interests.
     Prior to November 1, 2006, retained interests in securitized assets were classified as investment securities and stated at amortized cost. Commencing November 1, 2006, retained interests are classified as AFS securities. Retained interests are reviewed for impairment on a quarterly basis.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date. Realized and unrealized trading gains and losses are included in “Trading revenue”. Derivatives with positive fair value are reported as assets,

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Notes to the Consolidated Financial Statements
while derivatives with negative fair value are reported as liabilities, in both cases as “Derivative instruments”.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 (commencing November 1, 2006) and the CICA Accounting Guideline (AcG) 13 (prior to November 1, 2006). There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865 or AcG-13. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Commencing November 1, 2006, the amount of ineffectiveness of hedging instruments is recorded immediately in income. Prior to November 1, 2006, the ineffectiveness was only recognized over time or upon the termination of the hedge.
Hedge accounting commencing November 1, 2006
Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as “Derivative instruments”.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in “Net interest income”. Changes in fair value from the hedging derivatives are also recognized in “Net interest income”. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in “Net interest income”.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in “Foreign exchange other than trading (FXOTT)”. Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the original hedge. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable rate financial instruments to fixed rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in “Net interest income” or in FXOTT immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Transition adjustment
Upon the adoption of the new standards on November 1, 2006, we re-established various hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item for fair value hedges and as an adjustment to AOCI for cash flow hedges. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new standards.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our investments in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging derivative instruments based on changes in spot rates is included in OCI until reduction in the net investment, at which time any gains or losses in AOCI are recognized in FXOTT. The ineffective portion of the change in fair value of the hedging derivative is recognized immediately in FXOTT.
Hedge accounting prior to November 1, 2006
Derivative instruments designated within effective hedge relationships were generally included at their accrued values in “Other assets” or “Other liabilities”.
     For interest rate swaps, hedge accounting treatment generally resulted in interest income or expense on non-trading assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates.

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Notes to the Consolidated Financial Statements
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, were accounted for on a modified accrual basis. Under this method, the carrying value of these deposits was adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments were recorded as “Interest expense”. Derivatives that hedged the fair value of these deposits were carried at fair value. Amounts arising from these derivatives were deferred and recognized in “Interest expense” to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities were revalued together with the hedged item each month, using the spot foreign exchange rate. Resulting gains and losses were recognized as FXOTT.
     Foreign currency forward contracts that hedge NIFO were revalued each month, using the spot foreign exchange rate. Resulting gains and losses, net of applicable taxes, were recognized in “Foreign currency translation adjustments”. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials was amortized in FXOTT.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions were deferred and recognized as income when the committed or anticipated transactions occurred.
     Premiums paid for options used for hedging purposes were generally amortized over the life of the contract or the term of the hedge, as appropriate.
     If a hedge relationship was terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination was deferred in “Other assets” or “Other liabilities”. The deferred amount was recognized into income or expense on the same basis as income and expense of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Commencing November 1, 2006, the change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in “FVO revenue”. Both before and after November 1, 2006, the change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either “FXOTT” or “Non-interest income — other”.
Embedded derivatives
Commencing November 1, 2006, all derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.
     Prior to November 1, 2006, we only recognized embedded derivatives on equity-linked GICs or equity-linked notes deposit obligations. Both before and after November 1, 2006, the embedded derivative is measured at fair value with changes in fair value recorded in “Non-interest income — other”. The discounted deposit instrument is accreted on an effective interest rate basis to par principal value at maturity with the expense recorded in “Interest expense”.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are amortized over the life of the hybrid instrument.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Both before and after November 1, 2006, we carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in “Non-interest income — other”. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     Prior to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, was recognized over the life of the mortgage. Subsequent to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is required unless the guarantee qualifies as a derivative, upon which it is remeasured at fair value and included in “Derivative instruments” in assets or liabilities, as appropriate.
Accumulated other comprehensive income
Commencing November 1, 2006, AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity, and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges (“foreign currency translation adjustments”). Prior years’“foreign currency translation adjustments” have been reclassified to AOCI.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium

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Notes to the Consolidated Financial Statements
on redemptions arising from such preferred shares are reported as “Interest expense”.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as “Customers’ liability under acceptances”.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment and software	2 to 10 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in “Non-interest income — other”.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2007: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2007: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in “Other assets” and “Other liabilities”.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

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Notes to the Consolidated Financial Statements
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding entry in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense for share-based awards under the Restricted Share Program in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense in respect of other grants is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in CIBC common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our Restricted Share Award (RSA) Plan where grants are settled in CIBC shares, we hold an equivalent number of CIBC shares in a consolidated compensation trust. CIBC common shares held in the trust and the obligations to employees are offset in treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in contributed surplus.
     Under our RSA plan where grants are settled in the cash equivalent of CIBC shares, changes in the obligation which arise from fluctuations in the market price of CIBC’s shares are recorded in the consolidated statement of operations as an expense with a corresponding entry in other liabilities. In the event of forfeiture of unvested grants, the accumulated fair value of the grant liability is recognized as a reduction of compensation expense.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria is recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees, which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period. When there is a loss, basic EPS equals diluted EPS.
Accounting Changes

2008

Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.

CIBC Annual Accountability Report 2008	105

Notes to the Consolidated Financial Statements
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 28 for additional details.
     We adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
2007
Effective November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 3861 “Financial Instruments — Disclosure and Presentation”.
     The adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity” as described above have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of “Foreign currency translation adjustments” to AOCI. The impact of adopting these standards was as follows:

		Adjustment upon adoption	As at
$ millions	As at October 31, 2006	of new standards	November 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
AFS	—	16,006	16,006
Trading	62,331	(552)	61,779
FVO	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	(442)	—	(442)
Unrealized gains (losses) on AFS securities	—	(29)	(29)
Gains (losses) on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

The $16,006 million of financial assets classified as AFS included $15,429 million (AFS value $15,391 million) and $615 million (AFS value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of FVO securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
     The overall impact to net income from the adoption of the standards was not significant and included the recognition of the hedge ineffectiveness disclosed in Note 15. However, there were various reclassifications within our consolidated statement of operations, including the recognition of amounts within “FVO revenue” and “AFS securities gains, net” that were previously recognized in “Trading revenue” and “Investment securities gains, net”, respectively.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 30. A description of future U.S. accounting policy changes is provided in Note 29.

106	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 2 Fair Value of Financial Instruments
The purpose of this note is to present the fair values of on- and off-balance sheet financial instruments and to explain how we arrive at those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instrument.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price in an active market.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation techniques. The valuation technique we select maximizes the use of observable inputs in order to estimate the price at which an orderly transaction would take place on our reporting date. We consider all reasonably available information including indicative broker quotations, any available pricing for similar instruments, any relevant observable market inputs, and our own internal model based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding and liquidity considerations.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives and for counterparty or our own credit risk, as appropriate, and administration cost for derivatives.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded AFS/Investment equity securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
     Securities for which no active market exists are valued using all reasonably available information including indicative broker quotation, as described above.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by the specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
     Fair value option loans are valued using observable market prices, wherever possible.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market

CIBC Annual Accountability Report 2008	107

Notes to the Consolidated Financial Statements
transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value for equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or broker quotations where available. Otherwise, valuation technique is employed to estimate fair value on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     When index or reference asset levels are not based on active markets, we consider all reasonably available information including indicative broker quotations and our own internal models as described above.
     After arriving at these valuations, we consider whether a credit valuation adjustment is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The credit valuation adjustments (CVA) are driven off market observed credit spreads or proxy credit spreads for each of the derivative counterparties and for ourselves as appropriate, after factoring in credit mitigations such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, in addition to observable credit spreads or proxy credit spreads, our approach takes into account the correlation between the performance of the underlying assets and the financial guarantor. Where we have knowledge of potential restructuring that may result in a better estimate, based on our valuation methodology, we adjust the credit valuation adjustments accordingly.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Sensitivities to non-market observable inputs
Financial instruments carried at fair value include certain positions that have market values derived from inputs which we consider to be non-market observable ($6,068 million of assets and $8,220 million of liabilities). These positions are primarily in our Structured Credit Run-off Business ($4,899 million of assets and $7,888 million of liabilities) and use inputs such as indicative broker quotations and internal models with estimated market inputs which we consider to be non-market observable.
     The effect of changing non-market observable assumptions we used to fair value our structured credit exposures to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotations and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $12 million in our unhedged USRMM portfolio and $128 million in our unhedged non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions, other than those classified as HTM, and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $274 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $233 million.
     The total net loss recognized in the consolidated statement of operations on the financial instruments, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $7,497 million.

108	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Fair Value of Financial Instruments

$ millions, as at October 31			2008			2007
	Book value			Book value
	(includes AFS		Fair value	(includes AFS		Fair value
	securities at		over (under)	securities at		over (under)
	amortized cost)	Fair value	book value	amortized cost)	Fair value	book value

Financial Assets
Cash and deposits with banks	$8,959	$8,959	$—	$13,747	$13,747	$—
Securities	79,315	78,909	(406)	86,587	86,959	372
Securities borrowed or purchased under resale agreements	35,596	35,596	—	34,020	34,020	—
Loans
Residential mortgages	90,649	91,821	1,172	91,623	91,669	46
Personal	31,631	31,661	30	28,638	28,626	(12)
Credit card	10,480	10,480	—	8,862	8,862	—
Business and government	38,715	38,841	126	33,531	33,548	17
Derivative instruments	28,644	28,644	—	24,075	24,075	—
Customers’ liability under acceptances	8,848	8,848	—	8,024	8,024	—
Other assets	9,888	9,900	12	6,325	6,368	43

Financial Liabilities
Deposits
Personal	$99,477	$99,831	$354	$91,772	$91,429	$(343)
Business and government	117,772	118,015	243	125,878	125,881	3
Bank	15,703	15,707	4	14,022	14,027	5
Derivative instruments	32,742	32,742	—	26,688	26,688	—
Acceptances	8,848	8,848	—	8,249	8,249	—
Obligations related to securities sold short	6,924	6,924	—	13,137	13,137	—
Obligations related to securities lent or sold under repurchase agreements	38,023	38,023	—	28,944	28,944	—
Other liabilities	10,410	10,410	—	9,766	9,766	—
Subordinated indebtedness	6,658	6,446	(212)	5,526	5,732	206
Preferred share liabilities	600	601	1	600	623	23

CIBC Annual Accountability Report 2008	109

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31			2008			2007
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$71	$38	$33	$9	$7	$2
Swap contracts	9,292	8,944	348	5,197	4,898	299
Purchased options	1,036	—	1,036	542	—	542
Written options	—	1,109	(1,109)	—	479	(479)

Total interest rate derivatives	10,399	10,091	308	5,748	5,384	364

Foreign exchange derivatives
Forward contracts	3,403	3,102	301	2,127	2,372	(245)
Swap contracts	3,952	3,850	102	5,204	5,252	(48)
Purchased options	238	—	238	162	—	162
Written options	—	209	(209)	—	156	(156)

Total foreign exchange derivatives	7,593	7,161	432	7,493	7,780	(287)

Credit derivatives
Swap contracts	357	308	49	77	751	(674)
Purchased options	3,770	37	3,733	4,333	249	4,084
Written options	—	6,877	(6,877)	157	3,970	(3,813)

Total credit derivatives	4,127	7,222	(3,095)	4,567	4,970	(403)

Equity derivatives(2)	2,180	2,389	(209)	3,487	4,844	(1,357)

Precious metal derivatives(3)	49	110	(61)	48	69	(21)

Other commodity derivatives(3)	1,228	1,517	(289)	1,347	1,161	186

Total held for trading	25,576	28,490	(2,914)	22,690	24,208	(1,518)

Held for ALM
Interest rate derivatives
Forward rate agreements	—	—	—	—	1	(1)
Swap contracts	2,407	3,493	(1,086)	864	638	226
Purchased options	15	—	15	2	—	2
Written options	—	15	(15)	—	16	(16)

Total interest rate derivatives	2,422	3,508	(1,086)	866	655	211

Foreign exchange derivatives
Forward contracts	6	195	(189)	137	35	102
Swap contracts	291	516	(225)	277	1,772	(1,495)
Written options	—	1	(1)	—	—	—

Total foreign exchange derivatives	297	712	(415)	414	1,807	(1,393)

Credit derivatives
Swap contracts	—	—	—	5	—	5
Purchased options	349	4	345	90	14	76

Total credit derivatives	349	4	345	95	14	81

Equity derivatives(2)	—	28	(28)	10	4	6

Total held for ALM	3,068	4,252	(1,184)	1,385	2,480	(1,095)

Total fair value	28,644	32,742	(4,098)	24,075	26,688	(2,613)
Less: effect of master netting agreements	(16,798)	(16,798)	—	(10,736)	(10,736)	—

	$11,846	$15,944	$(4,098)	$13,339	$15,952	$(2,613)

Average fair value of derivatives held for trading(4)
Interest rate derivatives	$7,874	$7,233	$641	$6,559	$6,099	$460
Foreign exchange derivatives	5,589	5,161	428	4,960	4,396	564
Credit derivatives	5,089	7,123	(2,034)	1,184	1,230	(46)
Equity derivatives	2,325	2,743	(418)	3,425	4,487	(1,062)
Precious metal derivatives	49	103	(54)	51	78	(27)
Other commodity derivatives	1,810	1,711	99	1,307	1,162	145

	$22,736	$24,074	$(1,338)	$17,486	$17,452	$34

(1)	Includes positive and negative fair values of $1,242 million (2007: $1,910 million) and $1,407 million (2007: $1,733 million), respectively, for exchange-traded options.

(2)	Comprises swaps and options.

(3)	Comprises forwards, swaps and options.

(4)	Average fair value represents monthly averages.

110	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 3 Significant Disposition and Acquisition
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital market-related businesses located in the U.K. and Asia to Oppenheimer closed in the fourth quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     We wrote off the goodwill associated with the transferred businesses, recognized losses on certain leasehold improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain restricted share awards (RSAs) granted to employees that were transferred to Oppenheimer.
     The RSAs issued by CIBC and held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a net pre-tax loss of $21 million in other non-interest income. The pre-tax loss is net of RSA reimbursements that became receivable from Oppenheimer. We also recorded impairment and other charges of $36 million in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

$ millions, for the two months ended	December 31, 2007

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

Acquisition of FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (the Step 1 Acquisition), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

CIBC Annual Accountability Report 2008	111

Notes to the Consolidated Financial Statements

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	Adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brandname of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%. As at October 31, 2008, there was no change in the ownership interest.

112	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 4 Securities

	Residual term to contractual maturity
									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2008 Total		2007 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value		Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$575	2.3%	$4,649	3.5%	$—	—%	$—	—%	$—	—%	$5,224	3.4%	$4,616		3.5%
Other Canadian governments	138	3.1	194	6.0	520	4.3	130	5.2	—	—	982	4.6	522		5.6
U.S. Treasury	26	3.5	100	3.0	1	4.1	—	—	—	—	127	3.1	4,471		3.8
Other foreign governments	383	4.2	237	6.8	221	10.0	157	7.3	—	—	998	6.6	618		7.9
Mortgage-backed securities(2)	15	5.0	507	5.2	31	3.0	1,190	5.1	—	—	1,743	5.1	803		4.0
Asset-backed securities	1,287	3.3	211	4.6	5	—	16	1.5	—	—	1,519	3.4	3,698		5.3
Corporate public debt	4	5.0	1,111	5.0	202	9.3	26	6.0	—	—	1,343	5.7	1,112		5.2
Corporate private debt	30	11.0	141	5.1	31	7.5	121	7.3	—	—	323	6.7	128		8.6

Total debt securities	2,458		7,150		1,011		1,640		—		12,259		15,968

Corporate public equity(3)	—	—	4	3.3	—	—	—	—	121	—	125	—	249		—
Corporate private equity	—	—	—	—	—	—	—	—	918	—	918	—	1,213	(4)	—

Total equity securities	—		4		—		—		1,039		1,043		1,462

Total AFS securities	$2,458		$7,154		$1,011		$1,640		$1,039		$13,302		$17,430

HTM securities
Asset-backed securities	$—	—	289	5.6	1,088	4.9	5,387	5.3	—	—	6,764	5.3	—		—

Total HTM securities	$—		$289		$1,088		$5,387		$—		$6,764		$—

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$890		$5,109		$437		$744		$—		$7,180		$4,625
Other Canadian governments	121		585		553		419		—		1,678		2,445
U.S. Treasury and agencies(5)	9,740		94		58		14		—		9,906		4,681
Other foreign governments	1,629		192		21		2		—		1,844		220
Mortgage-backed securities(6)	3		172		11		682		—		868		1,864
Asset-backed securities	45		67		34		412		—		558		1,939
Corporate public debt	3,910		880		304		408		—		5,502		8,544
Corporate public equity	—		22		—		37		9,649		9,708		34,461

Total trading securities	$16,338		$7,121		$1,418		$2,718		$9,649		$37,244		$58,779

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$30		$377		$208		$—		$—		$615		$277
U.S. Treasury and agencies	—		159		—		—		—		159		139
Mortgage-backed securities(7)	99		20,008		564		87		—		20,758		9,562
Asset-backed securities	—		—		4		325		—		329		313

Total FVO securities	$129		$20,544		$776		$412		$—		$21,861		$10,291

Total securities(8)	$18,925		$35,108		$4,293		$10,157		$10,688		$79,171		$86,500

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government having an amortized cost of $553 million (Canadian Federal $422 million and U.S. Federal $131 million) and fair value of $558 million (Canadian Federal $436 million and U.S. Federal $122 million) (2007: amortized cost $541 million and fair value $540 million); securities issued by Fannie Mae, having an amortized cost of $804 million and fair value of $771 million; and securities issued by Freddie Mac, having an amortized cost of $321 million and fair value of $309 million.

(3)	The carrying value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	Includes shares of Visa Inc. received in October 2007 in exchange for certain membership interests in Visa Canada and Visa International, pursuant to the global restructuring of Visa. These are all restricted shares.

(5)	Includes Fannie Mae $843 million and Freddie Mac $1.1 billion.

(6)	Includes securities issued or guaranteed by government $33 million (Canadian Federal $20 million and U.S. Federal $13 million) (2007: $133 million); securities issued by Fannie Mae $331 million; and securities issued by Freddie Mac $176 million.

(7)	Includes securities issued or guaranteed by government $20.6 billion (Canadian Federal $20.5 billion and U.S. Federal $86 million) (2007: $9.5 billion); and securities issued by Fannie Mae $124 million.

(8)	Includes securities denominated in U.S. dollars $31.7 billion (2007: $29.0 billion) and securities denominated in other foreign currencies $2.6 billion (2007: $2.7 billion).

CIBC Annual Accountability Report 2008	113

Notes to the Consolidated Financial Statements
     In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, we have changed our intention to hold certain positions either to maturity or for the foreseeable future. We have therefore, reclassified these positions out of trading securities to HTM and AFS with effect from August 1, 2008 at fair value as at that date. The difference between the new amortized cost based on the fair value at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     The following tables show the carrying values, fair values, and income and losses of the reclassified assets.

$ millions, as at	October 31, 2008		August 1, 2008
	Fair value	Carrying value	Carrying value
Trading assets reclassified to HTM	$6,135	$6,764	$5,954
Trading assets reclassified to AFS	1,078	1,078	954

Total financial assets reclassified	$7,213	$7,842	$6,908

Three months
ended
$ millions	Oct 31, 2008

Interest income	$106
Non-interest income	283
Unrealized mark-to-market gain (loss) recognized in other comprehensive income	(8)

     As of the reclassification date, effective interest rates on trading assets reclassified as HTM ranged from 3% to 15% with expected recoverable cash flows of $7.6 billion. Effective interest rates on trading assets reclassified as AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion.
     If the reclassification had not been made, $629 million of unrealized losses relating to securities reclassified to HTM and $8 million of unrealized losses relating to AFS securities would have been included in the consolidated statement of operations for the current year.
Fair Value of AFS Securities

$ millions, as at October 31	2008				2007
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,195	$31	$(2)	$5,224	$4,631	$11	$(26)	$4,616
Other Canadian governments	1,012	—	(30)	982	481	41	—	522
U.S. Treasury	124	3	—	127	4,619	—	(148)	4,471
Other foreign governments	1,018	1	(21)	998	618	—	—	618
Mortgage-backed securities(1)	1,777	24	(58)	1,743	807	1	(5)	803
Asset-backed securities	1,511	8	—	1,519	3,731	5	(38)	3,698
Corporate public debt	1,425	—	(82)	1,343	1,107	6	(1)	1,112
Corporate public equity(2)	141	6	(21)	126	202	53	(4)	251
Corporate private debt	325	7	(9)	323	108	20	—	128
Corporate private equity(3)	918	398	(32)	1,284	1,213	460	(3)	1,670

Total AFS securities	$13,446	$478	$(255)	$13,669	$17,517	$597	$(225)	$17,889

HTM securities
Asset-backed securities	$6,764	$—	$(629)	$6,135	$—	$—	$—	$—

Total HTM securities	$6,764	$—	$(629)	$6,135	$—	$—	$—	$—

(1)	Includes securities issued or guaranteed by government with an amortized cost of $553 million (2007: $541 million) and fair value of $558 million (2007: $540 million).

(2)	Includes certain restricted securities with fair value exceeding book value by $0.6 million (2007: $2 million).

(3)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.

114	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
For AFS and HTM securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2008						2007
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$707	$(2)	$—	$—	$707	$(2)	$2,331	$(25)	$1,861	$(1)	$4,192	$(26)
Other Canadian governments	821	(30)	—	—	821	(30)	55	—	4	—	59	—
U.S. Treasury	—	—	—	—	—	—	1	—	3,696	(148)	3,697	(148)
Other foreign governments	399	(21)	—	—	399	(21)	—	—	—	—	—	—
Mortgage-backed securities	1,185	(57)	15	(1)	1,200	(58)	524	(3)	50	(2)	574	(5)
Asset-backed securities	—	—	—	—	—	—	66	(38)	15	—	81	(38)
Corporate public debt	1,134	(82)	—	—	1,134	(82)	81	(1)	—	—	81	(1)
Corporate public equity	3	(3)	96	(18)	99	(21)	118	(4)	—	—	118	(4)
Corporate private debt	106	(9)	—	—	106	(9)	—	—	—	—	—	—
Corporate private equity	62	(32)	—	—	62	(32)	23	(3)	—	—	23	(3)

Total AFS securities	$4,417	$(236)	$111	$(19)	$4,528	$(255)	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)

HTM securities
Asset-backed securities	$6,135	$(629)	$—	$—	$6,135	$(629)	$—	$—	$—	$—	$—	$—

Total HTM securities	$6,135	$(629)	$—	$—	$6,135	$(629)	$—	$—	$—	$—	$—	$—

Total	$10,552	$(865)	$111	$(19)	$10,663	$(884)	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)

     As at October 31, 2008, the amortized cost of 176 AFS securities (2007: 116) exceeded their fair value by $255 million (2007: $225 million). The securities that have been in a gross unrealized loss position for more than a year include 10 AFS securities (2007: 38 securities), with a gross unrealized loss of $19 million (2007: $151 million).
     As at October 31, 2008, the amortized cost of 48 HTM securities (2007: nil) exceeded their fair value by $629 million (2007: nil).
     We have determined that any unrealized losses on our AFS and HTM securities are temporary in nature.
     The following table presents realized gains, losses and impairment write-downs on AFS/investment securities:

$ millions, for the year ended October 31	2008	2007	2006

AFS/Investment securities
Realized gains	$416	$637	$148
Realized losses	(112)	(67)	(19)
Impairment write-downs
Debt securities	(202)	(17)	(11)
Equity securities	(142)	(32)	(47)

	$(40)	$521	$71

CIBC Annual Accountability Report 2008	115

Notes to the Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2008					2007
	Gross	Specific	General	Total		Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$90,695	$36	$10	$46	$90,649	$91,664	$30	$11	$41	$91,623
Personal(3)	32,124	207	286	493	31,631	29,213	207	368	575	28,638
Credit card	10,829	188	161	349	10,480	9,121	122	137	259	8,862
Business and government	38,267	200	358	558	37,709	31,074	194	374	568	30,506

	171,915	631	815	1,446	170,469	161,072	553	890	1,443	159,629
Designated at fair value
Business and government (Note 13)	1,006	—	—	—	1,006	3,025	—	—	—	3,025

	$172,921	$631	$815	$1,446	$171,475	$164,097	$553	$890	$1,443	$162,654

(1)	Loans are net of unearned income of $208 million (2007: $161 million).

(2)	Includes gross loans of $19.9 billion (2007: $14.2 billion) denominated in U.S. dollars and of $1.9 billion (2007: $2.8 billion) denominated in other foreign currencies.

(3)	Includes $235 million (2007: $185 million), including a non-recourse portion of approximately $9 million (2007: $2 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $200 million (2007: $140 million) relate to individuals who are no longer employed by CIBC.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2008
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$10,077	$68,680	$8,408	$3,530	$90,695
Personal	13,823	17,271	615	415	32,124
Credit card	2,802	8,027	—	—	10,829
Business and government	18,541	14,223	4,271	2,238	39,273

	$45,243	$108,201	$13,294	$6,183	$172,921

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$41,961	$9,808	$1,195	$52,964
Floating interest rates		66,240	3,486	4,988	74,714

		$108,201	$13,294	$6,183	$127,678

Allowance for Credit Losses
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total specific allowance
$ millions, as at or for the
year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at beginning of year	$30	$13	$18	$207	$245	$262	$122	$105	$101	$194	$181	$282	$553	$544	$663
Provision for credit losses	6	6	6	242	280	341	413	294	238	105	51	27	766	631	612
Write-offs	(4)	(7)	(12)	(286)	(377)	(393)	(412)	(331)	(282)	(148)	(146)	(179)	(850)	(861)	(866)
Recoveries	—	—	—	29	26	21	64	55	47	21	66	50	114	147	118
Transfer from general(1)	—	—	—	5	5	11	—	—	—	—	—	—	5	5	11
Other(2)	4	18	1	10	28	3	1	(1)	1	28	42	1	43	87	6

Balance at end of year(3)	$36	$30	$13	$207	$207	$245	$188	$122	$105	$200	$194	$181	$631	$553	$544

(1)	Related to student loan portfolio.

(2)	2007 includes $117 million related to the FirstCaribbean acquisition.

(3)	Allowance on letters of credit (2008: nil; 2007: nil; 2006: $2 million) is included in other liabilities.
General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the
year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at beginning of year	$11	$12	$19	$368	$380	$349	$137	$102	$106	$374	$406	$501	$890	$900	$975
Provision for (reversal of) credit losses	(1)	(6)	(7)	(77)	(15)	42	24	35	(4)	61	(42)	(95)	7	(28)	(64)
Transfer to other liabilities(3)	—	—	—	—	—	—	—	—	—	(77)	—	—	(77)	—	—
Transfer to specific(1)	—	—	—	(5)	(5)	(11)	—	—	—	—	—	—	(5)	(5)	(11)
Other(2)	—	5	—	—	8	—	—	—	—	—	10	—	—	23	—

Balance at end of year(3)	$10	$11	$12	$286	$368	$380	$161	$137	$102	$358	$374	$406	$815	$890	$900

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition in 2007.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities; as at October 31, 2008 the amount was $77 million. Prior to 2008, it was included in allowance for credit losses.

116	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31	2008			2007
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$287	$36	$251	$219	$30	$189
Personal(1)	297	207	90	274	207	67
Credit card(1)	—	188	(188)	—	122	(122)
Business and government	399	200	199	370	194	176

Total impaired loans(2)	$983	$631	$352	$863	$553	$310

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $915 million (2007: $908 million).
Contractually Past Due Loans but Not Impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an ageing analysis of the contractually past due loans. Consumer overdraft balances past due less than 30 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2008
$ millions, as at October 31	30 days	90 days	90 days	Total

Residential mortgages	$1,545	$572	$181	$2,298
Personal	536	138	54	728
Credit card	485	158	107	750
Business and government	294	228	32	554

	$2,860	$1,096	$374	$4,330

As at October 31, 2008, the interest entitlements on loans classified as impaired totalled $76 million (2007: $73 million; 2006: $46 million), of which $39 million (2007: $40 million; 2006: $45 million) were in Canada and $37 million (2007: $33 million; 2006: $1 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $55 million (2007: $62 million; 2006: $56 million), of which $45 million (2007: $51 million; 2006: $56 million) was in Canada and $10 million (2007: $11 million; 2006: nil) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2008	2007	2006

Interest income	$14,163	$15,781	$13,269
Interest expense	8,956	11,223	8,834

Net interest income	5,207	4,558	4,435
Provision for credit losses	773	603	548

Net interest income after provision for credit losses	$4,434	$3,955	$3,887

Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. We also securitize mortgage assets to a qualifying special purpose entity (QSPE) that holds Canadian Near Prime/Alt A uninsured mortgages. Total assets in the QSPE as at October 31, 2008 were $634 million, of which $171 million represent Prime mortgages and the remaining $463 million represent Near Prime/Alt A mortgages. We also hold another $15 million in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past 5 years of 16 bps and an average loan-to-value ratio of 75%.
     Upon sale of these assets, a net gain or loss is recognized in “Income from securitized assets”. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

CIBC Annual Accountability Report 2008	117

Notes to the Consolidated Financial Statements
Commercial mortgages
We securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages and recognize revenue as these services are provided.
Cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2008		2007			2006
	Residential		Residential		Commercial	Residential		Commercial
	mortgages		mortgages		mortgages	mortgages		mortgages	Cards

Securitized	$24,895	(1)	$13,768	(1)	$357	$10,314	(1)	$380	$381
Sold(2)	11,381	(1)	7,017	(1)	357	7,826	(1)	380	381
Net cash proceeds	11,328		6,963		346	7,779		389	381
Retained interest	340		111		—	127		—	32
Gain on sale, net of transaction costs	105		41		(1)	27		7	1

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.5		3.8		—	3.7		—	0.2
Prepayment/payment rate	11.0 – 36.0		11.0 – 39.0		—	11.0 – 39.0		—	43.0
Discount rate	2.4 – 7.0		4.0 – 4.9		—	3.5 – 4.8		—	9.0
Expected credit losses	0.0 – 0.1		0.0 – 0.1		—	0.0 – 0.1		—	3.5

(1)	Includes $331 million (2007: $249 million; 2006: $1,158 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities (2006: investment securities) on the consolidated balance sheet and are stated at fair value.
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2008	Proceeds from new securitizations	$11,328	$—	$—
	Proceeds reinvested in revolving securitizations	—	—	19,324
	Servicing fees received	61	—	81
	Other cash flows received on retained interests	147	—	440

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on retained interests	189	—	459

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds reinvested in revolving securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

118	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

$ millions, as at October 31	2008		2007
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of retained interests	$510 (1)	$267	$264 (1)	$317
Fair value of retained interests(2)	529 (1)	272	267 (1)	320
Weighted-average remaining life (in years)	2.6	0.2	2.5	0.2
Prepayment/payment rate	7.0 – 25.0%	40.0% (3)	7.0 – 36.0%	41.8	%(3)
Impact on fair value of a 10% adverse change	(16)	(2)	(7)	(2)
Impact on fair value of a 20% adverse change	(29)	(4)	(15)	(3)
Expected credit losses	0.0 – 0.2%	3.4%	0.0 – 0.1%	3.4%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(5)	—	(6)
Residual cash flows discount rate (annual rate)	1.9 – 4.5%	5.2%	4.6 – 5.0%	6.5%
Impact on fair value of a 10% adverse change	(2)	—	(1)	—
Impact on fair value of a 20% adverse change	(3)	—	(2)	—

(1)	Includes $28 million (2007: $52 million) of investment in one of our securitization vehicles, which has been excluded from the assumptions noted in the table.

(2)	Retained interests arising from sale of securitized assets are reported as AFS securities on the consolidated balance sheet. Impairment write-down of retained interests for the year amounted to nil (2007: $2 million; 2006: $31 million).

(3)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2008		2007
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.2%	3.4%	0.0 – 0.1%	3.4%

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2008			2007
	Total	Impaired		Total	Impaired
	principal	and other		principal	and other
	amount of	past due	Net	amount of	past due	Net
Type of loans	loans	loans(4)	write-offs(1)	loans	loans	write-offs(1)

Residential mortgages	$129,942	$473	$5	$116,721	$235	$9
Personal	32,124	351	257	29,213	312	351
Credit card	14,370	142	487	13,372	27	425
Business and government(2)	39,894	431	127	34,774	379	80

Total loans reported and securitized(3)	216,330	1,397	876	194,080	953	865

Less: loans securitized
Residential mortgages	39,247	5	1	25,057	3	2
Credit card	3,541	35	139	4,251	27	149
Business and government(2)	621	—	—	675	—	—

Total loans securitized	43,409	40	140	29,983	30	151

Total loans reported on the consolidated balance sheet	$172,921	$1,357	$736	$164,097	$923	$714

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment-grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

(4)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.
Variable interest entities
VIEs that are consolidated
Since we were considered the primary beneficiary of certain VIEs, we consolidated total assets and liabilities of approximately $109 million (2007: $64 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2008	2007

Trading securities	$34	$50
AFS securities	60	10
Residential mortgages	15	4

	$109	$64

CIBC Annual Accountability Report 2008	119

Notes to the Consolidated Financial Statements
Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary of certain compensation trusts with assets of approximately $244 million (2007: $419 million), as represented by 4.5 million CIBC common shares (2007: 4.1 million CIBC common shares). However, the consolidation of these trusts did not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs where we have a significant interest, but are not consolidated
We have significant interests in VIEs where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs’ liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we acted as structuring and placement agents.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae) are among our holdings that are not considered significant interests in the entities.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at October 31, 2008, our direct investment in commercial paper issued by our sponsored conduits was $729 million. We were not considered to be the primary beneficiary of any of these conduits. At October 31, 2008, our maximum exposure to loss relating to CIBC sponsored multi-seller conduits was $8.7 billion (2007: $15.1 billion).
     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $25.8 billion (2007: $34.1 billion).

$ billions, as at October 31	2008		2007
		Maximum		Maximum
	Total	exposure	Total	exposure
	assets	to loss	assets	to loss

CIBC sponsored multi-seller conduits	$10.1	$8.7	$16.4	$15.1
CIBC structured CDO vehicles	1.1	—	1.5	0.4
Third-party structured vehicles	7.2	1.5	4.4	1.8

Note 7 Land, Buildings and Equipment

$ millions, as at October 31	2008			2007
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$271	$—	$271	$224
Buildings(3)	1,045	321	724	621
Computer equipment and software	2,463	1,985	478	486
Office furniture and other equipment	693	355	338	409
Leasehold improvements	580	383	197	238

	$5,052	$3,044	$2,008	$1,978

(1)	Includes $122 million (2007: $175 million) of work-in-progress and not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $203 million (2007: $214 million; 2006: $206 million).

(3)	Land and buildings include amounts of $195 million (2007: $153 million) and $439 million (2007: $354 million), respectively, for which we are deemed to have ownership for accounting purposes.
Note 8 Goodwill and Other Intangible Assets
We performed our annual impairment test on goodwill and other intangible assets as at May 1, 2008 and revisited our assessment as at October 31, 2008. Based on this we determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

120	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

		CIBC Retail		CIBC World		Corporate	CIBC
$ millions, for the year ended October 31		Markets		Markets		and Other	Total

2008	Balance at beginning of year	$1,742		$62		$43	$1,847
	Acquisitions	—		11		—	11
	Dispositions	—		(15)	(2)	—	(15)
	Adjustments(1)	251		6		—	257

	Balance at end of year	$1,993		$64		$43	$2,100

2007	Balance at beginning of year	$883		$56		$43	$982
	Acquisitions	1,061	(3)	10		—	1,071
	Adjustments(1)	(202)		(4)		—	(206)

	Balance at end of year	$1,742		$62		$43	$1,847

(1)	Includes foreign currency translation and other purchase price equation adjustments.

(2)	Includes disposition of certain U.S. businesses.

(3)	Comprises the acquisition of FirstCaribbean in 2007 (Note 3).
The components of other intangible assets are as follows:

$ millions, as at October 31	2008			2007
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(2)	amount(1)	amount(1)	amortization(2)	amount(1)

Finite-lived other intangible assets
Customer relationships	$116	$72	$44	$123	$74	$49
Core deposit intangibles(3)	282	58	224	231	27	204
Contract-based(4)	56	37	19	51	33	18

	454	167	287	405	134	271

Indefinite-lived other intangible assets
Contract-based	116	—	116	116	—	116
Brandname(5)	24	—	24	19	—	19

	140	—	140	135	—	135

Total other intangible assets	$594	$167	$427	$540	$134	$406

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of other intangible assets for the year amounted to $42 million (2007: $39 million; 2006: $29 million).

(3)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition in 2007 (Note 3).

(4)	Includes certain contract-based assets purchased as part of the INTRIA acquisition.

(5)	Brandname was acquired as part of the FirstCaribbean acquisition.
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2009	$43
2010	41
2011	36
2012	33
2013	24

Note 9 Other Assets

$ millions, as at October 31	2008	2007

Accrued interest receivable	$945	$1,177
Accrued benefit asset (Note 21)	1,094	1,057
Brokers’ client accounts	704	620
Current income tax receivable	2,580	79
Future income tax asset (Note 22)	1,822	297
Other prepayments and deferred items	890	707
Equity-accounted investments	236	279
Cheques and other items in transit, net	786	512
Derivative collateral receivable	6,528	3,010
Accounts receivable	684	722
Other	433	467

	$16,702	$8,927

CIBC Annual Accountability Report 2008	121

Notes to the Consolidated Financial Statements
Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2008		2007
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total		Total

Personal	$6,654	$41,857	$50,966		$99,477		$91,772
Business and government	26,576	7,617	83,579	(6)	117,772		125,878
Bank	2,263	4	13,436		15,703		14,022

	$35,493	$49,478	$147,981		$232,952		$231,672

Comprises:
Held at amortized cost					$226,564		$230,026
Designated at fair value (Note 13)					6,388	(7)	1,646

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$23,932		$22,354
In foreign offices					2,626		2,374
Interest-bearing deposits
In domestic offices					156,666		151,000
In foreign offices					48,084		55,588
U.S. federal funds purchased					1,644		356

					$232,952		$231,672

(1)	Includes deposits of $58.3 billion (2007: $62.6 billion) denominated in U.S. dollars and deposits of $11.8 billion (2007: $9.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $648 million (2007: $690 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(6)	Includes covered bond deposits totalling $3.1 billion (2007: nil).

(7)	At October 31, 2008, $31 million (2007: $1 million) of the fair value was due to CIBC credit spread.
Note 11 Other Liabilities

$ millions, as at October 31	2008	2007

Accrued interest payable	$1,633	$1,932
Accrued benefit liability (Note 21)	759	890
Gold and silver certificates	195	223
Brokers’ client accounts	2,961	2,759
Derivative collateral payable	2,483	1,841
Deferred gain on sale of real estate properties(1)	14	28
Other deferred items	246	229
Negotiable instruments	1,071	1,213
Current income tax liability	49	339
Future income tax liability (Note 22)	—	42
Accounts payable and accrued expenses	1,958	1,628
Other	1,798	2,604

	$13,167	$13,728

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

122	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Trading Assets and Liabilities

$ millions, as at October 31	2008	2007

Assets
Debt securities(1)	$27,536	$24,318
Equity securities	9,708	34,461

Total securities (Note 4)	37,244	58,779
Derivative instruments (Note 14)	25,576	22,690

	$62,820	$81,469

Liabilities
Obligations related to securities sold short	$6,764	$12,552
Derivative instruments (Note 14)(1)	28,490	24,208

	$35,254	$36,760

(Loss) Income from Trading Activities

$ millions, for the year ended October 31	2008	2007	2006

Trading (loss) income consists of:
Interest income	$1,826	$2,817	$2,525
Interest expense	2,244	3,455	2,969

Net interest expense	(418)	(638)	(444)
Non-interest income	(6,821)	328	1,129

	$(7,239)	$(310)	$685

Trading (loss) income by product line:
Interest rates	$(168)	$318	$156
Foreign exchange	264	190	163
Equities(2)	(258)	9	79
Commodities	30	26	39
Structured credit and other	(7,107)	(853)	248	(3)

	$(7,239)	$(310)	$685

(1)	Includes USRMM related securities of $303 million (2007: nil) and derivative liabilities of $627 million, (2007: nil) which are used to economically hedge an FVO liability of $733 million (2007: nil) included in Note 13, “Financial Instruments Designated at Fair Value (FVO)”.

(2)	Includes gain of $2 million (2007: loss of $2 million; 2006: loss of $28 million) on non-controlling interests on VIEs.

(3)	Includes trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards in 2007.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis:
•	Loans, including those hedged by or hedging total return swaps and credit derivatives, as well as secondary traded loans that are intended to be sold within six months.
•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and related hedging derivatives and securities sold short.

CIBC Annual Accountability Report 2008	123

Notes to the Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2008	2007

FVO assets
Debt securities	$21,861	$10,291
Business and government loans (Note 5)	1,006	3,025

	$22,867	$13,316

FVO liabilities
Business and government deposits(1)	$6,278	$1,154
Bank deposits	110	492

	$6,388	$1,646

Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2008	2007

Assets
Derivative instruments (Note 14)	$451	$179

	$451	$179

Liabilities
Derivative instruments (Note 14)	$1,184	$211
Obligations related to securities sold short	108	536

	$1,292	$747

FVO and Related Hedges (Loss) Income

$ millions, for the year ended October 31	2008	2007

Interest income	$846	$620
Interest expense(2)	720	567

Net interest income	126	53

Non-interest income
FVO financial instruments	(488)	(70)
Economic hedges(3)	239	226

	(249)	156

	$(123)	$209

(1)	Included in Business and government deposits is a senior note (2008: $733 million; 2007: nil) which has USRMM related reference assets that are part of our legacy structured credit run-off portfolio.

The note is economically hedged by USRMM related trading assets of $303 million (2007: nil) and derivative liabilities of $627 million (2007: nil) which are included in Note 12 Trading Activities.

(2)	Includes $13 million (2007: $17 million) on obligations related to securities sold short hedging the FVO financial instruments.

(3)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above. The undrawn credit exposure related to FVO loans was $7 million (2007: $53 million). The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $306 million (2007: $68 million), and the loss for the current year was $251 million.
     The notional amount of the derivatives hedging the credit risk was $1.5 billion (2007: $3.0 billion). The cumulative change in fair value of these derivatives attributable to changes in the credit risk since the loans were first designated amounted to a gain of $316 million (2007: $70 million) and the gain for the current year was $279 million (2007: $70 million).
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of bonds issued by the same entities or others with similar characteristics.
Deposits designated at fair value
As at October 31, 2008, the carrying amount of FVO deposits was $12 million higher (2007: $14 million lower) than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a gain of $31 million (2007: $7 million), and the gain for the current year was $30 million (2007: $7 million).
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the market value of CIBC’s deposits.

124	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2008		2007
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$25,576	$28,490	$22,690	$24,208
Designated accounting hedges (Note 15)	1,198	1,128	625	347
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	451	1,184	179	211
Other economic hedges	1,419	1,940	581	1,922

	$28,644	$32,742	$24,075	$26,688

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Certain swap contracts include an additional feature whereby the payer of the total return swap (party with the reference asset) has the right to sell the reference asset to CIBC at par, at which point the contract terminates.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of

CIBC Annual Accountability Report 2008	125

Notes to the Consolidated Financial Statements
an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional		2008		2007
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$65,659	$1,976	$1,711	$69,346	$68,037	$1,309	$30,248	$2,307
Swap contracts	169,985	331,265	103,818	605,068	412,203	192,865	437,411	172,133
Purchased options	7,530	25,422	29,760	62,712	62,219	493	40,706	175
Written options	11,789	18,443	15,667	45,899	44,242	1,657	30,652	3,294

	254,963	377,106	150,956	783,025	586,701	196,324	539,017	177,909

Exchange traded
Futures contracts	42,408	13,569	302	56,279	46,147	10,132	59,228	3,527
Purchased options	241	—	—	241	241	—	10,274	—
Written options	6,226	783	—	7,009	7,009	—	15,064	—

	48,875	14,352	302	63,529	53,397	10,132	84,566	3,527

Total interest rate derivatives	303,838	391,458	151,258	846,554	640,098	206,456	623,583	181,436

Foreign exchange derivatives
Over-the-counter
Forward contracts	76,012	3,498	503	80,013	72,917	7,096	59,581	18,675
Swap contracts	20,665	35,114	18,458	74,237	64,609	9,628	55,774	10,849
Purchased options	1,806	1,039	324	3,169	3,169	—	3,046	—
Written options	2,764	717	159	3,640	3,615	25	2,994	27

	101,247	40,368	19,444	161,059	144,310	16,749	121,395	29,551

Exchange traded
Future contracts	8	—	—	8	8	—	2	—

Total foreign exchange derivatives	101,255	40,368	19,444	161,067	144,318	16,749	121,397	29,551

Credit derivatives
Over-the-counter
Swap contracts purchased protection	727	1,108	—	1,835	1,741	94	2,348	449
Swap contracts written protection	—	—	3,892	3,892	3,892	—	10,520	—
Purchased options	513	16,056	33,227	49,796	44,898	4,898	76,557	8,393
Written options(1)	71	11,732	20,914	32,717	32,687	30	67,180	103

Total credit derivatives	1,311	28,896	58,033	88,240	83,218	5,022	156,605	8,945

Equity derivatives(2)
Over-the-counter	13,502	6,117	405	20,024	19,843	181	41,112	288
Exchange traded	13,937	7,577	—	21,514	21,424	90	37,072	105

Total equity derivatives	27,439	13,694	405	41,538	41,267	271	78,184	393

Precious metal derivatives(2)
Over-the-counter	1,049	201	—	1,250	1,250	—	925	—
Exchange traded	2	—	—	2	2	—	3	—

Total precious metal derivatives	1,051	201	—	1,252	1,252	—	928	—

Other commodity derivatives(2)
Over-the-counter	7,422	6,685	452	14,559	14,559	—	16,648	—
Exchange traded	2,493	1,642	2	4,137	4,137	—	3,411	335

Total other commodity derivatives	9,915	8,327	454	18,696	18,696	—	20,059	335

	$444,809	$482,944	$229,594	$1,157,347	$928,849	$228,498	$1,000,756	$220,660

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Comprises forwards, futures, swaps and options.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates,

126	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31			Basel II		2008			Basel I		2007

				Credit	Risk-				Credit	Risk-
		Current replacement cost(1)		equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount(5)	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$71	$—	$71	$31	$4	$9	$—	$9	$27	$12
Swap contracts	9,292	2,407	11,699	3,162	1,126	5,197	864	6,061	9,252	2,073
Purchased options	1,022	15	1,037	312	76	535	2	537	863	189

	10,385	2,422	12,807	3,505	1,206	5,741	866	6,607	10,142	2,274

Foreign exchange derivatives
Forward contracts	3,403	6	3,409	2,030	420	2,127	137	2,264	2,974	847
Swap contracts	3,952	291	4,243	2,751	587	5,204	277	5,481	8,559	1,477
Purchased options	238	—	238	140	74	162	—	162	231	78

	7,593	297	7,890	4,921	1,081	7,493	414	7,907	11,764	2,402

Credit derivatives(1)
Swap contracts	357	—	357	176	109	77	—	77	1,484	635
Purchased options	3,770	—	3,770	5,812	7,535	4,333	—	4,333	13,148	5,722
Written options(3)	—	—	—	100	22	157	—	157	157	59

	4,127	—	4,127	6,088	7,666	4,567	—	4,567	14,789	6,416

Equity derivatives(4)	1,182	—	1,182	860	190	1,604	10	1,614	3,867	939

Precious metal derivatives(4)	49	—	49	21	9	48	—	48	80	21

Other commodity derivatives(4)	998	—	998	1,149	399	1,328	—	1,328	2,914	1,126

	24,334	2,719	27,053	16,544	10,551	20,781	1,290	22,071	43,556	13,178
Less: effect of master netting agreements(5)	(16,798)	—	(16,798)	—	—	(10,736)	—	(10,736)	(18,175)	(4,672)

	$7,536	$2,719	$10,255	$16,544	$10,551	$10,045	$1,290	$11,335	$25,381	$8,506

(1)	Exchange-traded instruments with a replacement cost of $1,242 million (2007: $1,910 million) are excluded in accordance with the guidelines of OSFI. Commencing 2008 under Basel II, written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria receive a counterparty credit risk charge. In 2007, under Basel I, written ALM credit derivatives were treated as guarantee commitments and all bought ALM credit derivatives were treated as credit risk mitigation with no counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,268 million (2007: $1,667 million). The collateral comprises cash $1,929 million (2007: $1,398 million), government securities $335 million (2007: $173 million) and other instruments $4 million (2007: $96 million). Subsequent to the adoption of Basel II, the credit equivalent amounts are net of master netting agreements.

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

(5)	Subsequent to the adoption of Basel II, the risk-weighted amounts are net of master netting agreements.

CIBC Annual Accountability Report 2008	127

Notes to the Consolidated Financial Statements
Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the year, we recorded a charge of $7.3 billion against our receivables from financial guarantors. The fair value of derivative contracts with financial guarantors, net of credit valuation adjustments, was $2.3 billion as at October 31, 2008.
     Credit valuation adjustment is determined based on the estimated fair value of the derivative contracts, which in turn is based on market value of the underlying reference assets. Our methodology in establishing valuation adjustments against our counterparty credit exposures related to financial guarantors takes into account market observed credit spreads, and continues to be refined to reflect industry best practices and market developments. When the estimated amount we expect to receive from a financial guarantor is lower than that reflected by the credit spread methodology, an additional valuation charge is taken.
Other counterparties
Our methodology in establishing credit valuation adjustments against our counterparty credit exposures related to other derivative counterparties also reflects market observed credit spreads. During the year, we recorded a charge of $92 million against our receivables from non-financial guarantors derivative counterparties.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the Consolidated Statement of Operations:

$ millions, for the year ended October 31	2008	2007

Fair value hedges(1)	$23	$(18)
Cash flow hedges(2)	2	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Operations and are not significant for the years ended October 31, 2008 and 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2008			2007
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$65,864	$1,191	$941	$72,601	$346	$344
Cash flow hedges	446	4	14	4,193	155	2
NIFO hedges	2,564	3	173	4,924	124	1

	$68,874	$1,198	$1,128	$81,718	$625	$347

In addition, foreign currency denominated deposit liabilities of $103 million (2007: $163 million) and $5.0 billion (2007: $13.2 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to manage currency risk. All redemptions are subject to regulatory approval.

128	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Terms of Subordinated Indebtedness

$ millions, as at October 31									2008			2007
					Earliest date redeemable
				At greater of Canada			Denominated	Par	Carrying	Par		Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency	value	value	value		value

4.75	(2)	January 21, 2013		January 20, 2003	January 21, 2008	(3)		$—	$—	$250		$249
5.89	(2)	February 26, 2013		February 26, 1998	February 26, 2008	(3)		—	—	89		89
4.25	(2)	June 1, 2014		May 6, 2004	June 1, 2009			750	759	750		747
4.50	(2)	October 15, 2014		September 14, 2004	October 15, 2009			500	511	500		496
9.65		October 31, 2014		November 1, 1999				250	338	250		322
Floating	(4)	March 10, 2015			March 10, 2010		US$200 million	240	240	188		188
3.75	(2)	September 9, 2015		September 9, 2005	September 9, 2010			1,300	1,300	1,300		1,300
4.55	(2)	March 28, 2016		March 28, 2006	March 28, 2011			1,080	1,130	1,080	(5)	1,068
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million	38	38	30		30
Floating	(7)	June 22, 2017			June 22, 2012		€200 million	307	307	274		274
5.15	(2)	June 6, 2018		June 6, 2008	June 6, 2013			550	562	—		—
6.00	(2)	June 6, 2023		June 6, 2008	June 6, 2018			600	600	—		—
8.70		May 25, 2029	(8)					25	39	25		37
11.60		January 7, 2031		January 7, 1996				200	200	200		200
10.80		May 15, 2031		May 15, 2021				150	150	150		150
8.70		May 25, 2032	(8)					25	39	25		36
8.70		May 25, 2033	(8)					25	39	25		36
8.70		May 25, 2035	(8)					25	39	25		37
Floating	(9)	July 31, 2084			July 27, 1990		US$198 million	239	239	187		187
Floating	(10)	August 31, 2085			August 20, 1991		US$103 million	124	124	98		98

								6,428	6,654	5,446		5,544
Subordinated debt held for trading purposes								4	4	(18)		(18)

								$6,432	$6,658	$5,428		$5,526

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus a pre-determined spread.

(3)	Redeemed for cash during the year for their outstanding principal amount, plus unpaid interest accrued to the redemption date.

(4)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%.

(5)	$220 million of this issue was repurchased for cash during 2007.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.5% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	Not redeemable prior to maturity date.

(9)	Interest rate is based on the six- month US$ LIBOR plus 0.25%.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness (excluding trading positions) are outlined in the following table:

$ millions, as at October 31	2008

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	6,428

$6,428

Note 17 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value and issuable in series, provided that, for a class of preferred shares the maximum aggregate consideration for all outstanding shares, of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

CIBC Annual Accountability Report 2008	129

Notes to the Consolidated Financial Statements
Outstanding Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2008						2007						2006
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities

Series 19	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24
Series 23	16,000,000	400		21		1.33	16,000,000	400		21		1.33	16,000,000	400		21		1.33

		600		31				600		31				600		31

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 24	—	—		—		—	—	—		6		0.38	16,000,000	400		24		1.50
Series 25	—	—		—		—	—	—		18		1.13	16,000,000	400		24		1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(1)	2,000	—	(2)	—	(2)	0.08	2,500	—	(2)	—	(2)	0.08	3,058	—	(2)	—	(2)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.13	—	—		—		—
Series 32	12,000,000	300		14		1.13	12,000,000	300		10		0.80	—	—		—		—
Series 33	12,000,000	300		—		—	—	—		—		—	—	—		—		—

		$2,631		$119				$2,331		$139				$2,381		$132

Total preferred shares		$3,231		$150				$2,931		$170				$2,981		$163

Common shares(3)	380,804,829	$6,063		$1,285		$3.48	334,988,579	$3,137		$1,044		$3.11	335,976,647	$3,045		$924		$2.76

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 500 (2007: 558; 2006: 14,600) shares under this offer.

(2)	Due to rounding.

(3)	Includes treasury shares.
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Each series of Class A Preferred Shares, other than Series 33 shares and Series 34 shares (see below), is redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33) shares may be converted on a one for one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares will pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

130	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.020000		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

Series 31	$0.293750		January 31, 2012	$26.00	not convertible	not convertible
			January 31, 2013	25.75
			January 31, 2014	25.50
			January 31, 2015	25.25
			January 31, 2016	25.00

Series 32	$0.281250		April 30, 2012	$26.00	not convertible	not convertible
			April 30, 2013	25.75
			April 30, 2014	25.50
			April 30, 2015	25.25
			April 30, 2016	25.00

Series 33	$0.334375	(2)	July 31, 2014	$25.00	not convertible	not convertible

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	The Series 33 shares will yield 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, for an initial period ending July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.18%.
Common shares issued
During the year, we issued 45.3 million common shares for net cash proceeds of $2,904 million, after issuance costs, net of tax, which amounted to $34 million.
     Pursuant to stock option plans, we issued 0.5 million new common shares for a total consideration of $25 million for the year ended October 31, 2008.
Common shares repurchased
On November 9, 2007, the TSX accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     In 2007, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     No shares were repurchased during 2006.
Shares reserved for issue
As at October 31, 2008, 14,982,318 common shares (2007: 15,753,852) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention

CIBC Annual Accountability Report 2008	131

Notes to the Consolidated Financial Statements
of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Management of Risk” section of the MD&A for additional details on Basel II.
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprised common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale upon securitization were deducted from Tier 1 capital. Tier 2 capital comprised subordinated debt and eligible general allowance. Commencing November 1, 2007, the investment in insurance subsidiaries and pre-2007 substantial investments were deducted from Tier 2 capital. Both Tier 1 and Tier 2 capital were subject to certain other deductions on a 50/50 basis.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital Ratios and Assets-to-Capital Multiple

	Basel II		Basel I
	basis		basis
$ millions, as at October 31	2008		2007

Tier 1 capital	$12,365		$12,379
Total regulatory capital	18,129		17,758
Risk-weighted assets	117,946		127,424
Tier 1 capital ratio	10.5%		9.7%
Total capital ratio	15.4%		13.9%
Assets-to-capital multiple	17.9	x	19.0	x

Note 18 Accumulated Other Comprehensive Income

$ millions, as at October 31	2008	2007

Foreign currency translation adjustments	$(357)	$(1,087)
Net unrealized losses on AFS securities(1)	(102)	(66)
Net gains on cash flow hedges(2)	17	61

	$(442)	$(1,092)

(1)	Includes $184 million (2007: $127 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $10 million (2007: $11 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 5 years (2007: 6 years) thereafter.
Note 19 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

132	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2008	Assets
	Cash and deposits with banks	$189	$6,041	$1,637	$—	$—	$1,092	$8,959
	Effective yield		3.41%	5.03%
	Trading securities	963	14,380	1,870	6,866	3,455	9,710	37,244
	Effective yield		1.96%	2.52%	3.78%	5.31%
	AFS securities	864	3,269	2,022	5,169	939	1,039	13,302
	Effective yield		4.31%	4.59%	3.68%	5.68%
	FVO securities	6,812	789	1,640	11,976	644	—	21,861
	Effective yield		4.38%	3.78%	4.22%	4.45%
	HTM securities	6,764	—	—	—	—	—	6,764
	Effective yield
	Securities borrowed or purchased under resale agreements	—	35,205	391	—	—	—	35,596
	Effective yield		2.13%	3.01%
	Loans	101,652	15,048	12,295	35,735	3,382	3,363	171,475
	Effective yield		5.46%	5.37%	5.46%	5.67%
	Other	—	35,280	—	—	—	23,449	58,729
	Structural assumptions	(7,790)	1,573	4,541	3,814	—	(2,138)	—

	Total assets	$109,454	$111,585	$24,396	$63,560	$8,420	$36,515	$353,930

	Liabilities and shareholders’ equity
	Deposits	$67,996	$69,007	$38,142	$27,782	$3,359	$26,666	$232,952
	Effective yield		3.11%	3.19%	4.21%	4.27%
	Obligations related to securities sold short	—	298	195	2,349	2,857	1,225	6,924
	Effective yield		1.19%	3.48%	3.57%	4.25%
	Obligations related to securities lent or sold under repurchase agreements	460	37,156	407	—	—	—	38,023
	Effective yield		2.34%	3.25%
	Subordinated indebtedness	—	786	124	4,287	1,461	—	6,658
	Effective yield		4.87%	3.25%	4.35%	8.38%
	Preferred share liabilities	—	36	21	543	—	—	600
	Effective yield		5.18%	5.18%	5.18%
	Other	—	35,265	7	251	2,372	30,878	68,773
	Structural assumptions	(6,810)	6,393	18,453	15,499	—	(33,535)	—

	Total liabilities and shareholders’ equity	$61,646	$148,941	$57,349	$50,711	$10,049	$25,234	$353,930

	On-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—
	Off-balance sheet gap(1)	—	(10,387)	21,426	(9,007)	(2,032)	—	—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—
	Total cumulative gap	$47,808	$65	$(11,462)	$(7,620)	$(11,281)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,497	$(34,347)	$(27,778)	$16,245	$(2,958)	$7,341	$—
	Foreign currencies	6,311	(3,009)	(5,175)	(3,396)	1,329	3,940	—

	Total on-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—

	Off-balance sheet gap(1)
	Canadian currency	—	2,748	9,360	(11,518)	(590)	—	—
	Foreign currencies	—	(13,135)	12,066	2,511	(1,442)	—	—

	Total off-balance sheet gap	$—	$(10,387)	$21,426	$(9,007)	$(2,032)	$—	$—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—

2007	Gap by currency
	On-balance sheet gap
	Canadian currency	$32,204	$(45,884)	$(20,013)	$14,032	$(2,529)	$22,190	$—
	Foreign currencies	(3,089)	(9,729)	(1,582)	2,137	6,181	6,082	—

	Total on-balance sheet gap	$29,115	$(55,613)	$(21,595)	$16,169	$3,652	$28,272	$—

	Off-balance sheet gap(1)
	Canadian currency	—	(1,210)	8,660	(6,392)	(1,058)	—	—
	Foreign currencies	—	3,606	2,205	163	(5,974)	—	—

	Total off-balance sheet gap	$—	$2,396	$10,865	$(6,229)	$(7,032)	$—	$—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—
	Total cumulative gap	$29,115	$(24,102)	$(34,832)	$(24,892)	$(28,272)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

CIBC Annual Accountability Report 2008	133

Notes to the Consolidated Financial Statements
Note 20 Stock-based Compensation
Stock Option Plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2008 has been estimated at $14.19 (2007: $14.11; 2006: $9.85) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2008	2007	2006

Weighted-average assumptions
Risk-free interest rate	4.33%	4.09%	4.20%
Expected dividend yield	6.23%	3.91%	4.88%
Expected share price volatility	32.35%	18.65%	19.50%
Expected life	6 years	6 years	6 years

Compensation recovery in respect of stock options and SARs totalled $21 million in 2008 (2007: expense of $20 million; 2006: expense of $30 million). A liability in respect of SARs is recorded in other liabilities and totalled $6 million as at October 31, 2008 (2007: $50 million; 2006: $66 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market. Our contributions are expensed as incurred and totalled $30 million in 2008 (2007: $30 million; 2006: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Award
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive either CIBC common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. For grants which are to be settled in shares, the funding for these awards is paid into a trust. The trust purchases CIBC common shares in the open market. For grants which are to be settled in cash the awards are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. RSAs generally vest one-third annually or at the end of three years. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Compensation expense in respect of RSAs totalled $135 million in 2008 (2007: $240 million; 2006: $235 million). A liability in respect of cash-settled RSAs is recorded in other liabilities and totalled $117 million as at October 31, 2008 (2007: nil; 2006: nil).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
Performance Share Unit Program
Under the Performance Share Unit (PSU) program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. Dividend equivalent amounts are recognized in compensation expense as incurred. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation recovery in respect of PSUs totalled $13 million in 2008 (2007: expense of $9 million; 2006: expense of $11 million). A liability in respect of PSUs is recorded in other liabilities and totalled $11 million as at October 31, 2008 (2007: $24 million; 2006: $16 million).

134	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or CIBC common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled nil (2007: $3 million; 2006: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $5 million as at October 31, 2008 (2007: $8 million; 2006: $8 million).
Stock Option Plans

As at or for the year ended October 31	2008		2007		2006
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,236,483	$51.63	8,934,231	$47.84	10,992,741	$45.28
Granted	876,342	75.60	419,418	96.32	419,658	76.49
Exercised	(495,134)	41.83	(1,753,648)	43.43	(2,262,168)	40.84
Forfeited/cancelled	(71,123)	76.12	(193,318)	58.84	(111,376)	58.32
Exercised as SARs	(276,400)	39.69	(170,200)	39.22	(104,624)	34.29

Outstanding at end of year	7,270,168	$55.38	7,236,483	$51.63	8,934,231	$47.84

Exercisable at end of year	5,654,145	$48.69	6,060,063	$45.85	7,367,737	$44.05

Available for grant	7,712,150		8,517,369		8,743,469

Stock Options Outstanding and Vested

As at October 31, 2008	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$32.85 – $39.85	2,054,374	0.91	$37.96	2,054,374	$37.96	386,330
$40.37 – $48.98	1,421,631	3.21	44.11	1,421,631	44.11	—
$50.91 – $56.08	1,430,333	2.87	54.19	1,430,333	54.19	—
$62.90 – $69.68	257,266	9.37	65.87	5,332	68.67	—
$70.00 – $75.80	1,066,761	6.45	73.09	628,835	73.18	—
$79.55 – $84.69	638,918	8.95	79.66	13,328	82.15	—
$95.70 – $102.40	400,885	7.58	96.32	100,312	96.32	—

	7,270,168	3.93	$55.38	5,654,145	$48.69	386,330

Note 21 Employee Future Benefits
We sponsor pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year. Consequently, market volatility experienced in October 2008 is not reflected in these tables. The fair value of our plan assets for our funded Canadian benefit plans decreased $222 million between September 30, 2008 and October 31, 2008, excluding other activity in the month such as funding contributions, benefit payments, and administrative expenses.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

CIBC Annual Accountability Report 2008	135

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2008	2007	2006	2008	2007	2006

Accrued benefit obligation
Balance at beginning of year	$4,043	$3,760	$3,577	$767	$942	$947
Adjustment for inclusion of FirstCaribbean plans	—	196	—	—	5	—
Current service cost	139	141	123	15	17	32
Employee contributions	7	7	7	—	—	—
Interest cost on accrued benefit obligation	229	211	191	41	40	46
Benefits paid	(198)	(193)	(197)	(50)	(52)	(50)
Foreign exchange rate changes	11	(47)	(1)	2	(4)	(1)
Actuarial losses (gains)	(576)	16	65	(81)	(29)	(32)
Net transfer out	(2)	—	(7)	—	—	—
Plan amendments	—	(48)	2	—	(152)	—
Curtailments (gains)/losses	—	—	—	(1)	—	—
Settlement (gains) losses	(13)	—	—	—	—	—
Special termination benefits	1	—	—	1	—	—

Balance at end of year	$3,641	$4,043	$3,760	$694	$767	$942

Plan assets
Fair value at beginning of year	$4,121	$3,683	$3,290	$59	$80	$100
Adjustment for inclusion of FirstCaribbean plans	—	287	—	—	—	—
Actual (negative) positive return on plan assets	(411)	256	317	2	—	5
Employer contributions	278	139	274	29	31	25
Employee contributions	7	7	7	—	—	—
Benefits paid	(198)	(193)	(197)	(50)	(52)	(50)
Settlement payments	(13)	—	—	—	—	—
Foreign exchange rate changes	12	(58)	(1)	—	—	—
Net transfer out	(2)	—	(7)	—	—	—

Fair value at end of year	$3,794	$4,121	$3,683	$40	$59	$80

Funded status (deficit)	$153	$78	$(77)	$(654)	$(708)	$(862)
Employer contributions after measurement date	55	—	—	3	—	—
Unamortized net actuarial losses	877	825	906	82	171	209
Unamortized past service costs (gains)	7	9	65	(170)	(191)	(59)
Unamortized transitional asset	—	—	—	1	2	2

Accrued benefit asset (liability)	$1,092	$912	$894	$(738)	$(726)	$(710)
Valuation allowance	(19)	(19)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,073	$893	$875	$(738)	$(726)	$(710)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2008	2007	2006	2008	2007	2006

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,094	$1,057	$1,037	$—	$—	$—
Other liabilities (Note 11)	(21)	(164)	(162)	(738)	(726)	(710)

Accrued benefit asset (liability), net of valuation allowance	$1,073	$893	$875	$(738)	$(726)	$(710)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2008	2007	2006	2008	2007	2006

Accrued benefit obligation
Unfunded plans	$31	$189	$182	$559	$621	$765
Funded plans	132	132	262	135	146	177

	163	321	444	694	767	942
Fair value of plan assets	123	117	240	40	59	80

Funded status (deficit)	$(40)	$(204)	$(204)	$(654)	$(708)	$(862)

136	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2008		2007		2006		2008		2007		2006

Current service cost	$139		$141		$123		$15		$17		$32
Interest cost on accrued benefit obligation	229		211		191		41		40		46
Actual negative (positive) return on plan assets	411		(256)		(317)		(2)		—		(5)
Plan amendments	—		(48)		2		—		(152)		—
Actuarial losses (gains)	(576)		16		65		(81)		(29)		(32)
Curtailment losses	1		—		—		—		—		—
Settlement losses	2		—		—		—		—		—
Special termination benefits	1		—		—		1		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$207		$64		$64		$(26)		$(124)		$41

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(683)	(1)	$9	(1)	$114	(1)	$1	(2)	$(4	)(2)	$—	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	629	(3)	58	(3)	33	(3)	88	(4)	37	(4)	43	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	2	(5)	54	(5)	6	(5)	(21	)(6)	132	(6)	(7	)(6)

	(52)		121		153		68		165		36
Change in valuation allowance	—		—		2		—		—		—

Defined benefit plan expense recognized	$155		$185		$219		$42		$41		$77

(1)	Expected return on plan assets of $272 million (2007: $247 million; 2006: $203 million), subtracted from actual (negative) positive return on plan assets of $(411) million (2007: $256 million; 2006: $317 million).

(2)	Expected return on plan assets of $1 million (2007: $4 million; 2006: $5 million), subtracted from actual return on plan assets of $2 million (2007: nil; 2006: $5 million).

(3)	Actuarial (gains) losses amortized of $53 million (2007: $74 million; 2006: $98 million), less actual actuarial (gains) losses incurred of $(576) million (2007: $16 million; 2006: $65 million).

(4)	Actuarial (gains) losses amortized of $7 million (2007: $8 million; 2006: $11 million), less actual actuarial (gains) losses incurred of $(81) million (2007: $(29) million; 2006: $(32) million).

(5)	Amortization of plan amendments of $2 million (2007: $6 million; 2006: $8 million), less actual plan amendments of nil (2007: $(48) million; 2006: $2 million).

(6)	Amortization of plan amendments of $(21) million (2007: $(20) million; 2006: $(7) million), less actual plan amendments of nil (2007: $(152) million; 2006: nil).
Benefit and plan changes
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established for 2009, when the plan changes are implemented. Any future increases in medical and dental benefit costs for this group of retirees will be borne by retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. The amendment resulted in a reduction in liability.
2006
There were no material changes to the terms of our defined benefit pension plans or other post-employment benefit plans in 2006.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
		Actual allocation	Target		Actual allocation	Target
		as at October 31	allocation		as at October 31	allocation
Asset category	2008	2007	2009	2008	2007	2009

Equity securities(1)	47%	53%	49%	10%	20%	—%
Debt securities(1)	47	42	43	90	80	100
Real estate	5	5	4	—	—	—
Infrastructure(2)	1	—	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $10 million (2007: $21 million), representing 0.3% of total plan assets (2007: 0.6%). Other benefit plans do not include any CIBC securities.

(2)	Consists of investments in essential public assets, including transportation, communications, energy, education and health care projects. Subsequent to September 30, 2008, our measurement date, we completed a reallocation of assets from equity securities to infrastructure, representing 3% of assets.

CIBC Annual Accountability Report 2008	137

Notes to the Consolidated Financial Statements
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K. and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

	Pension benefit plans				Other benefit plans
Weighted-average assumptions	2008	2007	2006	2008	2007	2006

Accrued benefit obligation as at October 31
Discount rate at end of the period	6.8%	5.6%	5.3%	6.6%	5.5%	5.1%
Rate of compensation increase	3.7%	3.6%	3.5%	3.5%	3.5%	3.5%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	5.6%	5.3%	5.2%	5.5%	5.1%	5.1%
Expected long-term rate of return on plan assets	6.8%	6.5%	6.5%	5.8%	5.5%	6.0%
Rate of compensation increase	3.6%	3.5%	3.5%	3.5%	3.5%	3.2%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31	2008	2007	2006

Health-care cost trend rates assumed for next year	6.7%	6.8%	10.0%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2018	2014	2014

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase				One percentage-point decrease
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006

Effect on aggregate of service and interest costs	$4	$5	$11	$(4)	$(4)	$(8)
Effect on accrued benefit obligation	53	60	111	(44)	(49)	(79)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2008	2007	2006

Defined contribution pension plans	$14	$20	$15
Government pension plans(1)	76	76	74

	$90	$96	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans		Total
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Defined benefit plans	$207	$64	$66	$(26)	$(124)	$41	$181	$(60)	$107
Defined contribution and other plans	90	96	89	—	—	—	90	96	89

	$297	$160	$155	$(26)	$(124)	$41	$271	$36	$196

138	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2007. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2010. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2007. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans				Other benefit plans
$ millions, for the year ended October 31	2008	2007	2006	2008	2007	2006

Funded plans	$330	$128	$263	$—	$—	$—
Beneficiaries of unfunded plans	3	11	11	32	31	25
Defined contribution pension plans	14	20	15	—	—	—

	$347	$159	$289	$32	$31	$25

The minimum contributions for 2009 are anticipated to be in the range of $137 million to $250 million for defined benefit pension plans and $37 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2008	Pension benefit plans	Other benefit plans

2009	$185	$56
2010	186	56
2011	191	57
2012	198	57
2013	205	58
2014 – 2018	1,142	292

Note 22 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2008		2007		2006

Consolidated statement of operations
Provision for income taxes — Current	$(671)		$178		$284
— Future	(1,547)		346		356

	(2,218)		524		640

Consolidated statement of changes in shareholders’ equity
OCI	(930)		1,059		268
Accounting policy changes	(50	)(1)	(4	)(2)	—
Other	(20)		(18)		(5)

	(1,000)		1,037		263

	$(3,218)		$1,561		$903

(1)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(2)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional information.
Components of Income Tax

$ millions, for the year ended October 31	2008	2007	2006

Current income taxes
Federal	$(1,326)	$799	$357
Provincial	(612)	400	192
Foreign	263	8	(14)

	(1,675)	1,207	535

Future income taxes
Federal	(788)	147	81
Provincial	(451)	68	36
Foreign	(304)	139	251

	(1,543)	354	368

	$(3,218)	$1,561	$903

CIBC Annual Accountability Report 2008	139

Notes to the Consolidated Financial Statements
Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $379 million (2007: $302 million; 2006: $567 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 32.7% (2007: 34.8%; 2006: 34.8%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2008		2007		2006

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$(1,393)	32.7%	$1,340	34.8%	$1,155	34.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(309)	7.3	(402)	(10.4)	(267)	(8.1)
Tax-exempt income	(126)	3.0	(197)	(5.1)	(150)	(4.5)
Tax-exempt gains	—	—	(70)	(1.8)	(2)	(0.1)
Enron-related increased tax benefit	(486)	11.4	—	—	—	—
Net realized foreign exchange gains on investments in foreign operations	144	(3.4)	22	0.6	31	0.9
Non-tax effected litigation provisions	(1)	—	(25)	(0.7)	9	0.3
Other	(47)	1.1	(144)	(3.8)	(136)	(4.0)

Income taxes in the consolidated statement of operations	$(2,218)	52.1%	$524	13.6%	$640	19.3%

In 2008, the repatriation of capital and retained earnings from our foreign operations resulted in a $160 million (2007: $22 million; 2006: $47 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the “foreign currency translation adjustments” component of AOCI.
     In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. In 2008, we recorded an additional expected tax benefit of $486 million related to this matter.
     At October 31, 2008, our future income tax asset was $1.8 billion, net of a US$50 million ($62 million) valuation allowance. Included in the future income tax asset are $1,260 million related to Canadian non-capital loss carryforwards that expire in 20 years, and $75 million (2007: $74 million; 2006: $128 million) related to Canadian capital loss carryforwards that have no expiry date. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Sources of Future Income Tax Balances

$ millions, as at October 31	2008	2007

Future income tax assets
Tax loss carryforwards	$1,456	$342
Provisions	269	312
Allowance for credit losses	333	344
Unearned income	67	93
Buildings and equipment	69	40
Pension and employee benefits	19	25
Securities revaluation	241	83
Other	88	43

	2,542	1,282
Valuation allowance (VA)	(62)	(80)

	2,480	1,202

Future income tax liabilities
Lease receivables	264	510
Pension and employee benefits	120	71
Buildings and equipment	53	57
Goodwill	69	59
Securities revaluation	49	86
Foreign currency	77	48
Other	26	116

	658	947

Net future income tax asset, net of VA	$1,822	$255

$ millions, as at October 31	2008	2007

Net future income tax asset, net of VA recorded in:
Other assets (Note 9)	$1,822	$297
Other liabilities (Note 11)	—	(42)

	$1,822	$255

140	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended October 31, 2008.
Unrecognized tax benefits

$ millions, for the year ended October 31, 2008

Balance at November 1, 2007	$948
Increases based on tax positions related to the current period	35
Decreases based on tax positions related to prior periods	(500)
Decreases related to a lapse of applicable statute of limitations	(23)

Balance at October 31, 2008	$460

The entire amount of remaining unrecognized tax benefits of $460 million, if recognized, would affect the effective tax rate.
     The decrease in the unrecognized tax benefits balance was substantially attributable to reduced tax contingencies related to our 2005 Enron-related litigation settlement payments. Approximately $214 million of the remaining unrecognized tax benefits relates to the Enron-related litigation settlement payments matter. We have entered into negotiations with the Canada Revenue Agency (CRA) and are attempting to resolve the matter. Failing that, we are prepared to litigate. At this time, it is not possible to determine whether we will settle or litigate the matter within the next 12 months. CRA has until at least March 2010 to confirm our tax filing position or otherwise reassess CIBC. CIBC does not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:	Year
Canada	2004
United States	2006
United Kingdom	2006
     CIBC accounts for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. The total amount of interest and penalties recognized in the consolidated balance sheet as at November 1, 2007 was $88 million. For the year ended October 31, 2008, interest of $75 million was accrued. Substantially all of the accrued interest and penalties relate to our United States leveraged leases transactions.
Note 23 Earnings per Share

$ millions, except per share amounts, for the year ended October 31	2008	2007	2006

Basic EPS
Net (loss) income	$(2,060)	$3,296	$2,646
Preferred share dividends and premiums	(119)	(171)	(132)

Net (loss) income applicable to common shares	$(2,179)	$3,125	$2,514

Weighted-average common shares outstanding (thousands)	370,229	336,092	335,135

Basic EPS	$(5.89)	$9.30	$7.50

Diluted EPS

Net (loss) income applicable to common shares	$(2,179)	$3,125	$2,514

Weighted-average common shares outstanding (thousands)	370,229	336,092	335,135
Add: stock options potentially exercisable(1) (thousands)	1,534	3,224	3,225

Weighted-average diluted common shares outstanding(2) (thousands)	371,763	339,316	338,360

Diluted EPS(3)	$(5.89)	$9.21	$7.43

(1)	Excludes average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13; average options outstanding of 4,565 with a weighted-average exercise price of $100.45; and average options outstanding of 9,894 with a weighted-average exercise price of $84.69 for the years ended October 31, 2008, 2007 and 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earning (loss) per share are the same.
Note 24 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

CIBC Annual Accountability Report 2008	141

Notes to the Consolidated Financial Statements

	Contract amounts
$ millions, as at October 31	2008	2007

Securities lending(1)(2)	$49,293	$69,221
Unutilized credit commitments(3)	37,918	40,735
Backstop liquidity facilities(4)	9,764	17,278
Standby and performance letters of credit	6,249	6,353
ALM credit derivatives written options(5)	30	103
Documentary and commercial letters of credit	236	169
Other	394	353

	$103,884	$134,212

(1)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $6.1 billion (2007: $4.9 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $28.7 billion (2007: $30.1 billion), of which $14.5 billion (2007: $18.5 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $55 million which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. The liquidity facilities to Franchise Trust and Franchise Trust II were terminated during the year.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions

2009	$318
2010	296
2011	260
2012	223
2013	205
2014 and thereafter	1,423

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of income was $366 million (2007: $357 million; 2006: $337 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $49 million in 2009, $46 million in 2010, $39 million in 2011, $39 million in 2012, $40 million in 2013 and $402 million in 2014 and thereafter.

(3)	We have sublet some of our premises and expect to receive $61 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sublease income.

(4)	Includes $29 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $338 million as at October 31, 2008 (2007: $299 million).

142	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

$ millions, as at October 31	2008		2007
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$36,152	$—	$43,287	$—
Standby and performance letters of credit	6,249	14	6,353	13
Credit derivatives written options	32,717	6,877	67,283	3,971
Other derivative written options	See narrative	4,590	See narrative	5,612
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $39.3 billion (2007: $46.8 billion restated).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary, with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2008 and 2007.

CIBC Annual Accountability Report 2008	143

Notes to the Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2008	2007

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$37	$27
Securities	34,487	24,648
Mortgages	3,529	—
Other assets	6,528	3,010

	44,581	27,685

Client assets
Collateral received and available for sale or repledged(1)	86,667	106,216
Less not sold or repledged	21,802	16,307

	64,865	89,909

	$109,446	$117,594

Uses of pledged assets and collateral
Securities lent(2)	$49,293	$69,221
Obligations related to securities lent or sold under repurchase agreements(3)	38,023	28,944
Obligations related to securities sold short(3)	6,924	13,137
Covered bonds(3)	3,070	—
Margins for exchange-traded futures and options, and collateralized derivative transactions	11,124	5,543
Foreign governments and central banks(4)	272	181
Clearing systems, payment systems and depositories(4)	740	568

	$109,446	$117,594

(1)	Includes the full contract amount totalling $42.0 billion (2007: $54.3 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

144	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 25 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2008				2007
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$242,981	$46,453	$43,259	$332,693	$248,476	$43,439	$37,105	$329,020

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$12,193	$992	$663	$13,848	$20,340	$1,557	$817	$22,714
Governments	3,547	—	18	3,565	3,900	—	14	3,914
Other	26,443	2,308	1,518	30,269	26,818	2,249	2,318	31,385

	42,183	3,300	2,199	47,682	51,058	3,806	3,149	58,013

Other credit-related arrangements(4)
Financial institutions	48,000	1,707	213	49,920	63,021	7,143	341	70,505
Governments	58	3	—	61	16	—	4	20
Other	4,466	403	1,352	6,221	3,657	489	1,528	5,674

	52,524	2,113	1,565	56,202	66,694	7,632	1,873	76,199

	$94,707	$5,413	$3,764	$103,884	$117,752	$11,438	$5,022	$134,212

Derivative instruments
By counterparty type
Financial institutions(5)	$7,694	$7,287	$7,880	$22,861	$4,461	$6,165	$6,564	$17,190
Governments	1,626	—	—	1,626	2,211	—	—	2,211
Other	1,852	510	204	2,566	2,024	448	198	2,670

	11,172	7,797	8,084	27,053	8,696	6,613	6,762	22,071
Less: effect of master netting agreements	(7,216)	(4,305)	(5,277)	(16,798)	(4,030)	(2,916)	(3,790)	(10,736)

	$3,956	$3,492	$2,807	$10,255	$4,666	$3,697	$2,972	$11,335

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $244.2 billion (2007: $254.8 billion) and foreign currencies of $88.5 billion (2007: $74.2 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $180.3 billion (2007: $170.7 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2008 or 2007.

(4)	Includes the full contract amount of custodial client securities totalling $39.8 billion (2007: $51.7 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair values of $2.3 billion (2007: $3.0 billion), notional amounts of $32.7 billion (2007: 33.1 billion), with U.S. financial guarantors.
Note 26 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which are the same offered to all employees.
Directors, senior officers and their affiliates(1)
As at October 31, 2008, loans to directors and their affiliates totalled $112 million (2007: $46 million), letters of credit and guarantees totalled $212 million (2007: $115 million) and the undrawn credit commitments totalled $163 million (2007: $218 million).
     As at October 31, 2008, loans to senior officers and their affiliates totalled $22 million (2007: $13 million), letters of credit and guarantees totalled $75 million (2007: $75 million), and the undrawn credit commitments totalled $66 million (2007: $119 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 20 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. Both CIBC and CIT Financial Ltd. have a 50% ownership interest in the joint venture. As at October 31, 2008, our loans to and common share investment in the joint venture totalled $537 million (2007: $409 million) and $1 million (2007: $1 million), respectively,

(1)	Affiliates include spouses, children under 18 and supported family members (dependants) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.

CIBC Annual Accountability Report 2008	145

Notes to the Consolidated Financial Statements
which are eliminated upon proportionate consolidation. In addition, as at October 31, 2008, we had letters of credit and guarantees of $157 million (2007: $141 million) and undrawn credit commitments of $5 million (2007: $74 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2008, our common share investments in the joint ventures totalled $99 million (2007: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC held client overdraft balances on behalf of CMT of $663 million (2007: $6 million). There were also unutilized credit commitments of $32 million (2007: nil).
Equity-accounted entities
As at October 31, 2008, investments in and loans to equity-accounted entities totalled $236 million (2007: $279 million) and the undrawn investment and credit commitments totalled $25 million (2007: $15 million).
Note 27 Segmented and Geographic Information
We have two strategic business lines: CIBC Retail Markets, which services retail customers, and CIBC World Markets, which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
     CIBC World Markets is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, CIBC World Markets provides a wide range of credit and capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups: Administration; Technology and Operations; Corporate Development; Finance; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines.
     During the year, we moved commercial banking from CIBC World Markets to CIBC Retail Markets; prior period information was restated. We also allocated the general allowance for credit losses between the strategic business lines (CIBC Retail Markets and CIBC World Markets). Prior to 2008, the general allowance (excluding FirstCaribbean International Bank) was included within Corporate and Other. Prior period information was not restated.
     In addition, we separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
     During 2007, we moved the Treasury function from Treasury and Risk Management into Finance.
     During 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

146	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Markets	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2008	Net interest income	$5,148	$(251)	$310	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	4,100	(5,788)	195	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,253	(6,039)	500	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	757	16	—	773	723	10	33	7
	Amortization(3)	112	16	117	245	175	20	45	5
	Other non-interest expenses	5,361	1,247	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,023	(7,318)	35	(4,260)	2,101	(307)	1,049	(7,103)
	Income taxes	743	(3,116)	155	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,261	$(4,201)	$(120)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(4)	$243,144	$99,326	$2,395	$344,865	$252,235	$25,727	$30,434	$36,469

2007	Net interest income	$4,797	$(568)	$329	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,959	2,296	253	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	6	—	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,762	1,728	576	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	651	(28)	(20)	603	620	(11)	16	(22)
	Amortization(3)	110	18	125	253	180	25	43	5
	Other non-interest expenses	5,469	1,603	287	7,359	6,039	732	312	276

	Income (loss) before income taxes and non-controlling interests	3,532	135	184	3,851	2,501	777	1,252	(679)
	Income taxes	762	(307)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,743	$438	$115	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$225,555	$102,344	$621	$328,520	$239,206	$35,913	$28,473	$24,928

2006	Net interest income	$4,596	$(408)	$247	$4,435	$3,654	$143	$517	$121
	Non-interest income	4,020	2,574	322	6,916	5,052	1,284	300	280
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	8,621	2,166	564	11,351	8,706	1,427	817	401
	Provision for (reversal of) credit losses	656	(44)	(64)	548	603	(48)	(1)	(6)
	Amortization(3)	81	20	134	235	203	26	1	5
	Other non-interest expenses	5,169	1,759	325	7,253	6,094	856	31	272

	Income before income taxes and non-controlling interests	2,715	431	169	3,315	1,806	593	786	130
	Income taxes	709	(70)	1	640	421	178	6	35
	Non-controlling interests	—	3	26	29	—	29	—	—

	Net income	$2,006	$498	$142	$2,646	$1,385	$386	$780	$95

	Average assets(4)	$198,201	$92,463	$613	$291,277	$216,500	$43,739	$12,685	$18,353

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC Annual Accountability Report 2008	147

Notes to the Consolidated Financial Statements
Note 28 Financial Instruments – Disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments – Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A – Management of Risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risks; and description of collateral.
Risk overview Credit risk

Market risk

Liquidity risk

Operational risk

Reputation and legal risk

Regulatory risk

Credit risk – gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk

Market risk – trading portfolios – value-at-risk; non-trading portfolios – interest rate risk, foreign exchange risk, and equity risk.	Market risk

Liquidity risk – liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31, 2008
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest-bearing deposits with banks	$—	$—	$541	$—	$—	$—	$—
Interest-bearing deposits with banks	—	427	3,989	—	—	—	—
Securities
Trading	—	177	—	—	—	—	930
AFS	2,361	7,340	5	—	—	—	2,802
FVO	129	21,712	—	—	—	—	4
HTM	—	—	—	—	—	—	6,764
Loans
Residential mortgages	574	1,092	—	87,909	—	—	—
Personal loans	164	—	32	17,483	6,398	7,686	—
Credit card loans	—	—	—	—	10,702	127	—
Business and government loans	34,751	791	555	—	—	1,957	308
Customers’ liability under acceptances	8,157	244	447	—	—	—	—
Other assets	252	2,804	7,106	8	72	4	38

Total credit exposure	$46,388	$34,587	$12,675	$105,400	$17,172	$9,774	$10,846

148	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Note 29 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2008			2007(1)
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,558	$—	$1,558	$1,457	$—	$1,457
Interest-bearing deposits with banks	7,401	(516)	6,885	12,290	(443)	11,847
Securities
Trading	37,244	21,476	58,720	58,779	10,903	69,682
AFS	13,302	(1,303)	11,999	17,430	(1,531)	15,899
FVO	21,861	(21,861)	—	10,291	(10,291)	—
HTM	6,764	(629)	6,135	—	—	—
Securities borrowed or purchased under resale agreements	35,596	(306)	35,290	34,020	(400)	33,620
Loans	171,475	(2,122)	169,353	162,654	(403)	162,251
Other
Derivative instruments	28,644	—	28,644	24,075	—	24,075
Customers’ liability under acceptances	8,848	—	8,848	8,024	—	8,024
Land, buildings and equipment	2,008	(12)	1,996	1,978	(10)	1,968
Goodwill	2,100	—	2,100	1,847	—	1,847
Other intangible assets	427	—	427	406	—	406
Other assets	16,702	918	17,620	8,927	723	9,650

	$353,930	$(4,355)	$349,575	$342,178	$(1,452)	$340,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$232,952	$(5,369)	$227,583	$231,672	$(2,458)	$229,214
Other
Derivative instruments	32,742	—	32,742	26,688	—	26,688
Acceptances	8,848	—	8,848	8,249	—	8,249
Obligations related to securities sold short	6,924	14	6,938	13,137	418	13,555
Obligations related to securities lent or sold under repurchase agreements	38,023	—	38,023	28,944	—	28,944
Other liabilities	13,167	2,094	15,261	13,728	911	14,639
Subordinated indebtedness	6,658	—	6,658	5,526	—	5,526
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	185	—	185	145	—	145
Shareholders’ equity
Preferred shares	2,631	600	3,231	2,331	600	2,931
Common shares	6,062	(215)	5,847	3,133	(210)	2,923
Treasury shares	1	—	1	4	—	4
Contributed surplus	96	—	96	96	—	96
Retained earnings	5,483	(203)	5,280	9,017	436	9,453
AOCI
Foreign currency translation adjustments	(357)	(211)	(568)	(1,087)	(100)	(1,187)
Unrealized losses on AFS securities	(102)	3	(99)	(66)	(5)	(71)
Net gains on cash flow hedges	17	—	17	61	—	61
Unrecognized pension and post-retirement obligations	—	(468)	(468)	—	(444)	(444)

	$353,930	$(4,355)	$349,575	$342,178	$(1,452)	$340,726

(1)	Prior period balances have been restated to conform to the current year presentation.

CIBC Annual Accountability Report 2008	149

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2008	2007(4)	2006(4)

Net (loss) income as reported	$(2,060)	$3,296	$2,646

Net interest income
Reclassification of certain trading financial assets	$(25)	$—	$—
Joint ventures	(63)	(66)	(53)
Preferred share liabilities	31	31	31
Non-interest income
Leverage loans held for sale	(260)	—	—
Joint ventures	(95)	(82)	(84)
Trading revenue	(850)	215	—
FVO revenue	249	(156)	—
Capital repatriation	(47)	—	(23)
Derivative instruments and hedging activities	(7)	239	11
Equity accounting	(15)	(1)	36
Valuation adjustments	(16)	(10)	(2)
Insurance reserves and deferred acquisition costs	(15)	(15)	(31)
Other	—	—	2
Non-interest expenses
Joint ventures	115	109	106
Employee future benefits	5	40	(27)
Stock-based compensation	(141)	92	260
Adjustment related to the application of the effective interest rate method(1)	—	50	—
Net change in income taxes due to the above noted items	529	(117)	(27)
Change in accounting policy, net of income taxes(2)	—	—	36

	(605)	329	235

Net (loss) income based on U.S. GAAP	(2,665)	3,625	2,881
Preferred share dividends and premiums	(150)	(202)	(163)

Net (loss) income applicable to common shareholders	$(2,815)	$3,423	$2,718

Weighted-average basic shares outstanding (thousands)	370,229	336,092	335,135
Add: stock options potentially exercisable(3)	1,594	3,591	3,709

Weighted-average diluted shares outstanding (thousands)	371,823	339,683	338,844

Basic EPS	$(7.60)	$10.18	$8.11
Diluted EPS	$(7.60)	$10.08	$8.02

(1)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 151 for details.

(2)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment”.

(3)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 31% of the awards will be exercised for shares (2007: 70%; 2006: 73%).

(4)	Prior period balances have been restated to conform to the current year presentation.
Consolidated Statement of Comprehensive (Loss) Income

$ millions, for the year ended October 31	2008	2007	2006

Net income based on U.S. GAAP	$(2,665)	$3,625	$2,881

OCI, net of tax
Foreign currency translation adjustments	619	(667)	(119)
Net change in AFS securities(1)	(28)	(42)	26
Net change in cash flow hedges	(44)	(96)	(25)
Change in additional pension obligation	—	—	(4)
Change in unrecognized pension and post-retirement obligations	(24)	—	—

Total OCI	523	(805)	(122)

Comprehensive (loss) income	$(2,142)	$2,820	$2,759

(1)	Net of reclassification adjustments for net realized gains (losses) (including other-than-temporary impairments) included in net income of $(5) million (2007: $79 million; 2006: $14 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2008	2007	2006

Foreign currency translation adjustments	$810	$(1,139)	$(295)
Net change in AFS securities	(68)	11	(13)
Net change in cash flow hedges	23	52	14
Change in additional pension obligation	—	—	2
Change in unrecognized pension and post-retirement obligations	(39)	—	—

	$726	$(1,076)	$(292)

150	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Derivative instruments and hedging activities
The Canadian GAAP derivative and hedge accounting standards became substantially harmonized with U.S. GAAP upon the adoption of the Canadian GAAP financial instrument standards on November 1, 2006. However, U.S. GAAP reported earnings may continue to exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We continue to elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP continues to permit the use of cash instruments for certain foreign currency hedges, which are disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Prior to November 1, 2006, there were additional differences in the accounting for derivatives that qualify for hedge accounting purposes as only U.S. GAAP had prescribed requirements for the accounting for fair value and cash flow hedges, including the requirement that all derivatives in an effective accounting hedge be carried at fair value. In addition, only U.S. GAAP required that all derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments be recognized at fair value in the consolidated financial statements. Under Canadian GAAP prior to November 1, 2006, only embedded derivatives within equity-linked deposit contracts were carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings.
Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin (SAB) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on SAB 108, an immaterial adjustment has been recognized to increase fiscal 2007 earnings by $50 million ($36 million after tax) related to the application of the effective interest rate method.
Fair value option
Canadian GAAP provides an entity with the option to designate certain instruments on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. As U.S. GAAP will not provide for the concept of a fair value option until we adopt SFAS 159, “The Fair Value Option for Financial Assets and Liabilities” in 2009 (see discussion below under “Future U.S. accounting policy changes” section), instruments to which we have applied the fair value option under Canadian GAAP receive different classification under U.S. GAAP. Certain securities to which we apply the fair value option under Canadian GAAP are classified as trading securities under U.S. GAAP. Certain traded loans under U.S. GAAP are also carried at fair value in Canadian GAAP under the fair value option. Other instruments to which we have applied the fair value option under Canadian GAAP, such as certain deposit liabilities, are not currently at fair value under U.S. GAAP.
AFS securities
Under Canadian GAAP, prior to the implementation of the new financial instrument standards on November 1, 2006, investment securities were carried at cost or amortized cost. U.S. GAAP required these securities to be classified as either HTM or AFS securities. Since November 1, 2006, accounting for AFS securities is consistent under both GAAPs.
Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for “Employee Future Benefits” under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     On October 31, 2007, we adopted the recognition requirements of SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement benefit plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end consolidated balance sheet. This measurement requirement is effective for us in fiscal 2009.

CIBC Annual Accountability Report 2008	151

Notes to the Consolidated Financial Statements
     As a result of the prospective adoption of the recognition requirement under SFAS 158, other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million) as at October 31, 2007. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2009 is $3 million.
Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 ((revised 2004), “Share-based Payment” 123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R in 2006, forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans”, continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the “Foreign currency translation adjustments” component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accounting for the capital repatriations under U.S. GAAP resulted in a decrease in non-interest income by $47 million (2007: nil), and a decrease in the tax expense by $159 million (2007: $22 million) this year. This also reduced the “Foreign currency translation adjustments” component within AOCI by $212 million (2007: $100 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used. Under U.S. GAAP, certain tax benefits associated with dividends on preferred shares classified as equity must be included in income tax expenses as opposed to being included directly in equity under Canadian GAAP.
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted for U.S. GAAP purposes, FASB Interpretation — 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 (FIN-48). FIN-48 clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The adoption of FIN-48 had no impact on our consolidated financial statements and on our opening retained earnings as at November 1, 2007.
Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.

152	CIBC Annual Accountability Report 2008

Notes to the Consolidated Financial Statements
Joint ventures
Our investments in joint ventures other than variable interest entities are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to other-than-temporary impairment.
Reclassification of certain trading financial assets
Effective August 1, 2008, certain trading financial assets, for which no active trading market existed in 2008 and which management intends to hold to maturity or for the foreseeable future, have been reclassified as HTM and AFS under Canadian GAAP. The difference between the new amortized cost and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method. Refer to Note 4 for additional details. Under Canadian GAAP, the reclassifications were made at fair value as at August 1, 2008. Under U.S. GAAP, the reclassifications were made under rare circumstances at fair value as at October 31, 2008. Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax mark-to-market losses on the reclassified trading assets of $612 million ($439 million after-tax) have been included in the consolidated U.S. GAAP earnings for the year. In addition, pre-tax interest accretion income of $25 million ($18 million after tax) included in Canadian GAAP earnings (subsequent to the reclassification) is reversed to arrive at U.S. GAAP earnings for the year.
Accounting changes
Effective November 1, 2007, we adopted FASB Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The staff position requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method. As a result of the coterminous adoption of CICA EIC Abstract 46, “Leveraged Leases”, no incremental adjustment was required to our U.S. GAAP reconciliation.
Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which offers enhanced guidance for determining fair values to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profit on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivatives. SFAS 157 is effective beginning November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”, which provides an entity the option to report selected financial assets and liabilities at fair value. Under this standard, entities may irrevocably elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. SFAS 159 is effective beginning November 1, 2008.
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1), which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 must be applied consistently and is effective November 1, 2008.
Income tax benefits of dividends on share-based payment awards
Emerging Issues Task Force Issue 06-11, “Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards” (EITF 06-11), applies to the accounting for realized tax benefits on dividend payments related to certain share-based payment arrangements which can be treated as a deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under SFAS 123-R. Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. EITF 06-11 will apply to us effective November 1, 2008.
Business combinations
In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (FAS 141(R)), which replaces Statement No. 141, “Business Combinations” (FAS 141). FAS 141(R), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FAS 141(R) retains the fundamental requirement in FAS 141; being the requirement to use

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Notes to the Consolidated Financial Statements
the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes in FAS 141(R) are as follows:
•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
•	liabilities related to contingent consideration to be remeasured at fair value at the acquisition date and each subsequent reporting period;

•	an acquirer expense acquisition-related and restructuring costs; and
•	non-controlling interest in subsidiaries are initially to be measured at fair value and classified as a separate component of equity.
Accounting for non-controlling interests
In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. Effective November 1, 2009, this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and
•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
In addition, effective November 1, 2009, this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and
•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
Derivatives and hedging activities
In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (FAS 161). FAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. FAS 161 will be effective for us on February 1, 2009.

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Notes to the Consolidated Financial Statements
Note 30 Future Canadian Accounting Policy Changes
Goodwill and intangible assets
In November 2007, the AcSB issued CICA 3064, “Goodwill and Other Intangible Assets”, which replaces CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. CICA 3064 provides guidance on the definition of intangible assets and addresses when an internally developed intangible asset meets the criteria for recognition. The guidance reinforces the principle that assets can only be recognized in accordance with the definition of an asset and the criteria for asset recognition. The AcSB also revised CICA 1000, “Financial Statement Concepts” and AcG 11, “Enterprises in the Development Stage” in order to provide consistency with CICA 3064. Furthermore, EIC 27, “Revenues and Expenditures during the Pre-operating Period” will no longer apply to entities that have adopted CICA 3064.
     CICA 3064 is effective beginning November 1, 2008. The addition of this standard is not expected to have a significant impact on our consolidated financial position and results of operations.
Earnings per share
In October 2008, the AcSB issued an Exposure Draft, “Simplifying Earnings per Share”, and proposed to replace CICA 3500, “Earnings per Share”, with a new standard that would conform to IAS 33, “Earnings per Share”, including amendments recently proposed by the International Accounting Standards Board (IASB). The Exposure Draft provides a number of changes in the calculation of the denominator of EPS, such as including participating instruments in basic EPS, excluding instruments that are fair valued in diluted EPS and using end-of-period market price under treasury stock method for diluted EPS. We are currently in the process of assessing the Exposure Draft’s impact on our EPS. The AcSB intends that the proposed new standard on EPS will become effective in Canada at the same time as required by the IASB. It is expected that the IASB will issue a final standard in 2009.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011, with comparatives for the year commencing November 1, 2010.
     CIBC has initiated an IFRS transition project. At this point, it is too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS.

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